                                                        Registration No. 0-28358
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10/A-2

                          (Amendment No. 2 to Form 10)

                  General Form For Registration Of Securities

                    Pursuant to Section 12(b) or (g) of The
                        Securities Exchange Act of 1934


                        CHINA CONTAINER HOLDINGS LIMITED
             (Exact name of registrant as specified in its charter)


            Nevada                                       11-2243727
(State or other jurisdiction of                      (I.R.S. Employer)
 incorporation or organization)                     Identification No.)


                             61, East Garden Road
                               Yangzhou, Jiangsu
                                 China 225003
                             (Address of principal
                              executive offices)

                                   Copies to:

MA TIEYI, SECRETARY & TREASURER               JUSTIN K. MACEDONIA
CHINA CONTAINER HOLDINGS LIMITED      WINTHROP, STIMSON, PUTNAM & ROBERTS
  1250 BROADWAY, 22nd FLOOR                ONE BATTERY PARK PLAZA
   NEW YORK, NEW YORK 10001               NEW YORK, NEW YORK 10004
       (212) 629-7378                           (212) 858-1490



Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.001 per share

            This form consists of ____ consecutively numbered pages. An index to the Exhibits to this form appears on Page ____.

                        CHINA CONTAINER HOLDINGS LIMITED
                                    FORM 10



ITEM 1.   BUSINESS.

GENERAL

          China Container Holdings Limited ("Holdings") is a Nevada corporation which owns 100% of the issued and outstanding common stock of an intermediate holding company, China Container Holdings Limited ("CCHL-BVI"), a British Virgin Islands company. CCHL-BVI owns 80% of the registered capital of Yangzhou Tongyun Container Company Ltd., a Sino-foreign equity joint venture company ("TY Container"), which manufactures and sells international standard commercial freight ("ISO") containers. CCHL-BVI also owns 80% of the registered capital of Yangzhou Tongsheng Container Co. Ltd. ("Tongsheng"), a Sino-foreign equity joint venture company. The minority shareholdings in Tongsheng are identical to that of TY Container. Since the completion of its production facilities in May 1996, Tongsheng also manufactures and sells ISO containers. See "Sino-Foreign Equity
                                                            -------------------
Joint Venture Enterprises in General," below, for more detailed information.
-------------------------------------

          References herein to the "Company" are to Holdings and its direct and indirect subsidiaries, collectively.

          In addition to TY Container and Tongsheng, Holdings indirectly, through TY Container, has a majority interest in a company which manufactures ISO integrated refrigerated containers, and minority interests in: four manufacturers of container components, one manufacturer of container chassis and specialized semi-trailers, one manufacturer of plastic injection equipment, and one real estate development company.

          The Company maintains its books of account in Renminbi ("RMB"), the national currency of the PRC. The Company believes that it is easier for current and potential investors to understand the Company's financial statements if the United States dollar is used as the Company's currency for financial statement presentations. Accordingly, the Company's Consolidated Financial Statements are stated in United States dollars ("US$"). All balance sheet accounts have been translated from RMB to US$ using the exchange rates in effect at December 31 of the applicable balance sheet date. All income statement amounts have been translated using the average exchange rate for the applicable year. Prior to January 1, 1994, the PRC maintained a dual exchange rate system which included both an official rate and the rate available at the Foreign Exchange Adjustment Centers, the so called "Swap Centers." The Swap Center rate was in large part determined by the supply and demand for foreign currencies in the PRC. On January 1, 1994, the PRC government abolished the dual rate system and established a single floating official exchange rate. The conversion rates used herein for currency translations are those quoted by the Swap Center in Shanghai prior to January 1, 1994, and by the Bank of China on or after January 1, 1994.

          The following table sets forth the RMB/US$ conversion rates which were used for currency translations provided herein:

        Year            RMB Equivalent of US$1
        ----           ------------------------
                       As at 12/31  Average Rate
                       -------------------------

        1991            5.90            5.90
        1992            7.71            6.66
        1993            8.70            8.70
        1994            8.45            8.62
        1995            8.32            8.35

          In May 1995, Holdings (formerly known as Dial-A-Brand, Inc.) acquired 100% of the issued and outstanding common stock of CCHL-BVI in exchange for approximately 95% of the issued and outstanding common stock of Holdings (the "Stock Swap"), and then took its present name. Immediately prior to the Stock Swap, all of the former assets of Holdings, other than Holding's stock books and other corporate records, were transferred to a separate corporation, which assumed all of Holdings's then existing liabilities, and was itself acquired by the former majority shareholder of Holdings. All historical information relating to the Company disclosed in this Registration Statement is presented as though the Reorganization and the Stock Swap had already occurred.

          As of March 31, 1996, approximately 40% of the shares of Holdings were owned indirectly by Jiangsu Tongyun Group Company ("TYG") through its wholly owned subsidiary, Jiangyang Automobile (H.K.) Limited, which owns 50% of Sinocity Group Limited, which holds approximately 80% of the shares of Holdings. In addition, TYG indirectly owns approximately 2.85% of the shares of Holdings through its 95% beneficial interest in Ocean Asia International Ltd. which owns 100% of Tactical Investments Ltd, which holds approximately 3% of the shares of Holdings. TYG is owned by Yangzhou City, a city located in Jiangsu Province of the People's Republic of China (the "PRC"). TYG owns equity interests, directly or indirectly, in 13 enterprises, including TY Container, in Jiangsu Province. TY Container's main facilities are located in Yangzhou City. See Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," below, which is incorporated in this Item 1 by reference. The term "Reorganization" is defined in Item 7.

The following organizational chart shows the ownership of the Company and its ownership of the various affiliated entities.

[Graphic omitted. Original graphic shows: Yangzhou City owns 100% of TYG; TYG owns 100% of Jiangyang (H.K.) Auto, 95% of Ocean Asia and 5% of each of TY Container and Tongsheng; Ocean Asia owns 100% of Tactical Investments Ltd.; Sinocity Group Ltd. is owned by Jiangyang (H.K.) Auto (50%), Keep Benefit Ltd. (12.5%), Wide Shine Development Ltd. (12.5%), China Auto (USA) Corp. (6.25%) and Everbest Auto Ltd. (18.75%); CCHL (Nevada) is owned by Sinocity Group Ltd. (80.275%), Gordon Capital Ltd. (7.5%), Bonnaire International Ltd. (4.225%), Tactical Investments Ltd. (3%) and Public Shareholders (5%); CCHL (Nevada) owns 100% of CCHL (BVI), which owns 80% of each of TY Container and Tongsheng; TY Container owns 25% of Beihai, 51% of Reefer, 35.51% of Tongda, 44% of Tongyang Machinery and 25% of Universal.]

As described in greater detail in Item 7., Sinocity is owned by TYG (50%), Keep Benefit Ltd. (12.5%), Wide Shine Development (12.5%), China Auto (USA) Corp. (6.25%) and Everbest Auto Ltd. (18.75%). Bonnaire International Ltd., which owns 4.225% of the Company, and Gordon Capital Ltd., which owns 7.5% of the Company, are unrelated corporations which received their interests in the Company in connection with the Reorganization and the Stock swap, respectively. Tactical Investments Ltd., which owns 3% of the Company, is owned by Ocean Asia which is a 95% subsidiary of TYG. The remaining 5% of the Company's Shares are widely held.

OPERATING SUBSIDIARIES

DESCRIPTION OF TY CONTAINER

     History
     -------

          TY Container, currently the Company's primary operating subsidiary, was established as a Sino-foreign equity joint venture company in the PRC on March 27, 1989. Pursuant to the joint venture contract and its articles of association, TY Container has an initial term of 15 years, which may be extended with the mutual consent of the on-going participants and the approval of relevant PRC governmental authorities. The joint venture partners contributed cash totaling US$6,205,500 and land use rights, buildings and machinery valued at US$904,500, in exchange for their respective interests in the joint venture, an aggregate of US$7,110,000, the full authorized registered capital.

          TY Container commenced operations in August 1990 and is primarily engaged in the manufacture in the PRC of ISO containers for export and sale outside the PRC. TY Container is among the first Sino-foreign equity joint venture enterprises established to manufacture containers in China. The main production line equipment was imported from South Korea. Additional production equipment was later installed which increased the capacity of the plant. In 1990, its first year of operations, TY Container produced 424 20-foot, 407 40-foot, and 237 40-foot high-cube containers for a total production of 1,712 twenty-foot equivalent units ("TEU"). In 1995, TY Container produced a total of 39,792 TEU, making it the second largest Chinese container manufacturer, as reported by Containerization, an industry journal published in China.



                  TY CONTAINER HISTORICAL CONTAINER PRODUCTION

       1990    1991    1992    1993    1994    1995
       -----  ------  ------  ------  ------  ------
TEU    1,712  14,749  26,846  31,112  33,745  39,792



  Principal Products
  ------------------

          TY Container produces ISO containers for dry freight of the following dimensions: 20'x 8'x 8'6", 40'x 8'x 8'6", 40'x 8'x 9'6" (High Cube) and 45'x 8'x
9'6". In addition, TY Container manufactures non-standard containers according to customers' specifications. The containers feature either a corrugated door or a flat door and are constructed of either structuring steel or Corton steel. Containers produced by TY Container have been certified by the American Bureau of Shipping Industrial Verification, Inc. ("ABS") of the United States, Bureau Veritas Branche Industrie of France, Germanischer Lloyd of Germany, Lloyd's Register of the United Kingdoms, and ZC of China.

          TY Container has received numerous PRC national and provincial enterprise awards and recognition. In 1995, TY Container was recognized as the best export sales enterprise in Jiangsu Province and one of the ten best Foreign Invested Enterprises in Jiangsu Province by the Association of Foreign Invested Enterprises. TY Container received recognition in 1994 from the Development Research Center of the State Council, placing it third among the largest metal manufacturers in China. TY Container also was recognized in 1993 as one of the fifty best industrial enterprises in Jiangsu Province by the Science and Technology Committee of Jiangsu Province and one of the ten best industrial engineering enterprises by the Engineering Industry Office of Jiangsu Province.



  Sources and Availability of Raw Materials and Components
  --------------------------------------------------------

          The raw materials required for the production of dry commercial freight containers include steel, plywood, paint, and sealants. In 1995, approximately 70%, by cost, of TY Container's raw materials and components were imported and paid for by TY Container in U.S. dollars; of the remaining 30%, all were purchased in PRC domestic transactions and paid for in RMB. In order to take advantage of economies of scale, TY Container now purchases all of its raw materials through its sales and purchasing agent, Jiangsu Tongyun Group Trading Company ("TYG Trading Co."), a wholly owned subsidiary of TYG (see Item 1. "General" and Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").
 -------

          Historically, TY Container has purchased approximately one-half of its steel requirements from sources in Japan, and the remaining one-half from sources in South Korea. The price of all steel imported from Japan into the PRC is negotiated on a semi-annual basis between the governments of the PRC and Japan, and the price of steel imported from South Korea generally follows the negotiated Japanese steel price. However, in 1995, following the earthquake which struck Kobe and the rebuilding process that began afterwards, Japanese steel prices increased 14% at the beginning of the year, followed by a 16% increase during the middle of the year. As a result of the large increase in steel prices in 1995, TY Container and other container manufacturers with operations in China are seeking domestic sources of steel which are capable of meeting their requirements on a long-term basis. In 1995, TY Container purchased 15,000 metric tons of steel from Baoshan Iron and Steel Corporation ("Baoshan Steel") in Shanghai at an average savings of US$50 per metric ton in price and US$26 per metric ton in freight charges over what was paid for steel purchased from Japanese and South Korean sources. TY Container intends to purchase approximately 60,000 metric tons of steel from Baoshan Steel in 1996. The average price of steel purchased by TY Container in the first quarter of 1996 was approximately 9% lower for Corton steel and 11% lower for structuring steel, than that paid in 1995. TY Container generally maintains an inventory of steel sufficient for three months production.

          Paint has been obtained from sources in Denmark and South Korea. Plywood has been obtained from sources in Indonesia. Weather resistant sealant has been obtained from Taiwan and domestically, including from Wuxi Tongfa Economic & Technical Development Company Ltd., a company in which TY Container holds a 10% equity interest. TY Container also purchases container components from suppliers in Taiwan and South Korea, as well as domestically. TY Container purchases some of those components from companies in which it holds a minority equity interest, including Yangzhou Tongda Forging Ltd., in which it owns a 35.57% interest, as described below in "TY Container Affiliated Companies."
                                        ----------------------------------
Purchases from
affiliated companies are at prices and on other terms and conditions at least as favorable, and generally significantly more favorable, to TY Container than it would receive from unaffiliated companies. Plywood and paint are ordered as needed upon receipt of firm customer orders. TY Container typically maintains a two month supply of sealant. All other container components are purchased on an as needed basis, with next day delivery generally available.

          TY Container works closely with its suppliers to ensure product quality and availability and believes it has established a reliable network of suppliers for its raw materials and components. It is TY Container's intention to further diversify its sources of raw materials and components, to the extent consistent with its ability to obtain high quality raw materials and components at low cost and on a timely basis.



  Seasonal Nature of Business
  ---------------------------

          Although the Company considers demand for containers to be seasonal, as determined in accordance with generally accepted accounting principals in the United States ("U.S. GAAP"), sales of commercial freight containers are not highly seasonal, with 25.5%, 28.4%, 20.3% and 25.8% of TY Container's sales in 1995 occurring in the first, second, third and fourth quarters, respectively.
In order to reduce the effects of seasonal fluctuations in demand, and to avoid lost sales resulting from inadequate inventory (primarily in the second quarter), a portion of TY Container's annual production (3.3%, 2.5%, 0% and 1.5%, in the first, second, third and fourth quarters, respectively) is based upon what it refers to as "stock orders" received from its major customers. Stock orders are not firm orders, but, rather, represent a customer's estimate of its requirements for the following quarters, and provide for TY Container's holding the finished containers in inventory for delivery to the customer in three to six months. Stock orders are not considered "firm orders" until a formal purchase order is received, typically within five days prior to delivery. Payment is usually made within 15 days of delivery. TY Container has found stock orders to be an accurate measure of future demand. TY Container was the first Chinese container manufacturer to institute this practice in 1992, and believes it has now been adopted by virtually all of its competitors in the Yangtze Delta region.



  Markets
  -------

          TY Container's main facilities are located in Yangzhou City, which is in the lower reaches of the Yangtze River, in Jiangsu Province, China. Approximately 85% of TY Container's production is shipped to nearby ports in the Yangtze River Delta (e.g. Shanghai, Nanjing, Zhenjiang, Nantong, Zhangjiagang, Jiangyin, Wuhu and Lianyungang) for delivery to customers. The remaining 15% of TY Container's production is delivered to Hong Kong and ports in Japan and South Korea. These overseas deliveries are typically sold on a "Free Used" basis (i.e., free freight, but used once), whereby the customer takes delivery of the containers in its home markets once-used by an unrelated shipper, but at a slight discount from the market price. TYG Trading Co. arranges to lease such containers, for the first use, to a shipping or freight forwarding company for a nominal amount. The lessee is responsible for any damage incurred during the shipping, and is obligated to deliver the leased container empty and in good condition to TY Container's customer at the destination port. This arrangement benefits all three parties: the shipping company, for having access to containers in a normally container-tight region (primarily in export zones such as Shanghai); the customers, for paying a slight discount for an almost new container; and TY Container, for receiving a small leasing fee and, more importantly, not paying freight charges for shipment of the container.

          TY Container does not have long term sales contracts with its customers. All of its sales are based upon purchase orders, typically received approximately 6 weeks prior to the desired delivery date (other than purchase orders for containers manufactured pursuant to "stock orders," which are typically received approximately five days prior to the desired delivery date. See "Seasonality of Business," above).
     -----------------------

          During the past three years, TY Container's consolidated sales by major customers and by geographic region of destination are as follows:


                               SALES BY CUSTOMER

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1993  1994  1995   1995
                                                          US$   US$   US$   % SALES
                                                          ----  ----  ----  -------
                                                            (amounts in millions)
A P Moller (Maersk Line)                                   8.5   7.7   2.3      2.6
Interpool Ltd                                              5.6  12.3  12.4     13.9
Orient Overseas Container Line Ltd.                        ---   ---  19.7     22.1
P & O                                                      2.8   7.3   ---      ---
Textainer Capital Corporation                             17.7  12.8  14.5     16.2
Transamerica Leasing Inc.                                  9.9  19.8  17.7     19.8
Triton Container International Ltd.                        9.4  12.7  19.5     21.8
Others                                                     7.0   7.2   3.2      3.6
                                                          ----  ----  ----    -----
                                                          60.9  79.8  89.3    100.0
                                                          ====  ====  ====    =====

                                SALES BY REGION

                                         YEAR ENDED DECEMBER 31,
                                    --------------------------------
                                      1993  1994  1995     1995
                                      US$   US$   US$   % OF SALES
                                      ----  ----  ----  ----------
                                         (amounts in millions)
USA                                   42.6  57.6  65.9        73.9
Denmark                                8.5   7.7   2.3         2.6
United Kingdoms                        2.8   7.3   ---         ---
Hong Kong                              2.7   1.9  20.2        22.6
Others                                 4.4   5.3   0.8         0.9
                                      ----  ----  ----       -----
                                      61.0  79.8  89.2       100.0
                                      ====  ====  ====       =====

          Historically, TY Container has exported virtually all of its production and almost all of its revenues have been based in U.S. dollars. TY Container markets its products both directly, through the efforts of its executives and employees, and indirectly, through independent sales agents. TY Container currently has a non-exclusive sales representative agreement with Container Trade and Services, Ltd. ("CTS"). While the agreement does not limit CTS to a particular geographic area, in practice CTS has originated sales primarily from customers in North America. In 1995, CTS was responsible for the sale of approximately 80% of TY Container's total production. In March 1996, TY Container and CTS executed a new agreement with a term of ten years.

          In April 1995, TY Container executed an agreement with TYG Trading Co., a PRC company indirectly owned by Yangzhou City, under which TYG Trading Co. agreed to provide certain services for TY Container which TY Container had previously performed itself. These services include the purchase of raw materials (see "Sources and Availability of Raw Materials and Components",
                --------------------------------------------------------
above), the design of containers to be made to customer specifications, and certain sales support services, such as scheduling deliveries and arranging the lease of containers to be delivered on a "Free Used" basis. The agreement provides for the payment by TY Container to TYG Trading Co. of an agency fee in an amount equal to TYG Trading Co.'s anticipated costs, currently set at one percent of TY Container's sales. The aggregate amount payable by TY Container to TYG Trading Co. under the agreement was $8,500 in 1995, and $759,500 for the six-month period ending June 30, 1996. TY Container believes that its agreement with TYG Trading Co., which enables it to take advantage of certain economies of scale, has resulted in significant savings to TY Container.

          Despite a significant increase in TY Container's production capacity, during the past three years demand for certain types of TY Container's containers has exceeded its capacity. In order to maintain good customer relations, TY Container has on occasion subcontracted the production of containers to other, unaffiliated, container manufacturers. The price paid by TY Container for such containers, while not as low as its own marginal cost of production, is still below the sales price to its customer. The Company intends to eliminate the need for such practices by increasing production capacity through the modernization of existing production lines (see "Modernization
                                                             -------------
Plan," below) and the construction of additional production lines (see
-----
"Description of Yangzhou Tongsheng Container Co. Ltd.," below).



  Modernization Plan
  ------------------

          TY Container's management halted production at TY Container's main facility for a period of approximately two months, commencing in July 1996, and allocated the production to Tongsheng instead. During this period, TY Container upgraded and modernized its main assembly line in order to enhance production throughput and improve product quality. TY Container's management estimates that the modernization plan cost approximately US$1.2 million in capital expenditures, all of which was funded from TY Container's internal cash flow. A portion of the workforce from TY Container was assigned to Tongsheng (see "Description of Yangzhou Tongsheng Container Co. Ltd.," below) during the modernization. As a result, TY Container did not have to furlough any of its workforce and Tongsheng had sufficient experienced workers to assist the company in the training of new hires.

  Backlog
  -------

          As of March 31, 1996, TY Container had backlog orders believed to be firm of US$14.8 million, as compared to US$12.8 million as of March 31, 1995. The Company expects all such orders to be filled within the current fiscal year.



  Competition
  -----------

          There are more than forty container manufacturers in China, some of which are larger and better capitalized than TY Container. However, due to the relatively high cost of shipping an empty container, TY Container competes primarily with container manufacturers located in the Yangtze River Delta. To a lesser extent, TY Container also competes with container manufacturers in the Pearl River Delta and the northern China ports of Qingdao, Dalian and Tianjin, to the extent these manufacturers can make use of the "Free Used" method to transport their containers to Shanghai.

          TY Container is the second largest container manufacturer in the Yangtze River Delta, producing approximately 20% of the total containers manufactured in that area. The largest container manufacturer in the Yangtze River Delta is Shanghai Pacific International Container, a joint venture 60% controlled by Singamas Container Company. TY Container also faces competition from Associated Industries, Shanghai Jindo Container and Shanghai Hyundai Container, which commenced operation in June, July and October 1995, respectively. Management believes, although no assurance can be given, that when (and if) Tongsheng reaches full production capacity in 1997, the Company will be the largest manufacturer of containers in the Yangtze River Delta, capable of producing 80,000 TEU annually. TY Container also faces potential competition for foreign destinations from container companies around the world and faces potential competition from new entrants, other than new foreign invested enterprises in the PRC. In 1995, the PRC government promulgated new regulations which prohibit any additional foreign investment in the PRC container industry, whether through Sino-foreign joint ventures, sole foreign invested enterprises or any other form of foreign investment.

          TY Container competes with other container manufacturers on the basis of price, quality, service and warranty. When necessary, TY Container believes it is able to compete effectively on the basis of price because of a lower cost structure resulting from certain economies of scale and its equity interests in its suppliers of components. However, the high quality of its products has generally enabled TY Container to sell its containers for prices higher than its competitors'. TY Container has established a reputation in the industry for a high level of customer service and has been an industry leader in devising innovative programs to meet its customers' needs. It was the first Chinese container manufacturer to offer customers the non-standard 45 foot "High Cube" container, the first Chinese container manufacturer to accept so called "stock orders" and has recently introduced a program called "One Second Delivery," which meets customers' unexpected container requirements by regularly storing a number of containers on the customer's property in China, available for immediate use. TY Container has also assisted customers in obtaining financing, from unrelated third parties, for its container purchases. TY Container's strong relationship with local banks has given it access to working capital lines of credit which are not available to many of its competitors. These credit lines provide TY Container with the financial ability to offer programs such as "stock orders" to its customers. In addition, the high quality of TY Container's products permit it to provide an attractive warranty to its customers. Typically, TY Container provides a 12 to 24 months warranty on the container structure, a three to five year warranty on the paint (which is backed by the paint manufacturer's warranty), and a seven year warranty on the markings. Normally, warranty claims are settled, without the acrimony common in the industry, in accordance with a pre-determined payment schedule which sets forth the amount of claim payment the customer is entitled to receive from TY Container, based on the type and extent of the defect. Total warranty claims made against TY Container during the last five years are less than US$140,000.



  Employees
  ---------

          TY Container currently employs approximately 960 people, about 30 of whom are management personnel, 50 technical and administrative personnel, 30 security and auxiliary personnel and approximately 850 (including 2 shifts) production workers and supervisors. TY Container typically pays its production workers a fixed hourly wage plus a monthly bonus which is based on the job classification and the production level achieved during the period. The average annual cash compensation of TY Container's production workers in 1995 was approximately US$1,916, which it believes is approximately two and one half times the average annual cash compensation of a typical worker in Yangzhou City (based upon data compiled by the Yangzhou City Bureau of Statistics). In addition to cash compensation and pursuant to PRC government regulations, TY Container provides certain pension and medical benefits for all but temporary employees. TY Container pays an insurance company 23% of the basic salary of its full time workers, and the insurance company bears the entire cost of the pension and post-retirement medical benefits. TY Container does not provide free housing for its employees, as is common for many Chinese companies; however, for certain highly productive employees with at least three years of tenure, TY Container provides a one-time home purchase allowance averaging US$4,800 for staff employees and US$6,000 for managers. The housing allowance is generally calculated at one-half of the average market price, or two-thirds of the minimum market price, of a typical one-family apartment. Approximately 215 employees have received the housing allowance through December 31, 1995 and another 70 employees will be eligible in 1996. All of TY Container's employees belong to the local trade union. TY Container has not been subject to any strikes or other labor disturbances, and TY Container's management believes that its relations with its employees are good. For 1995, TY Container's total labor cost was less than 6% of its total costs of sales.



  TY CONTAINER SUBSIDIARY
  -----------------------

          YANGZHOU TONGLEE REEFER CONTAINER COMPANY LTD. Yangzhou Tonglee Reefer Container Company Ltd. ("Reefer") was established as a Sino-foreign equity joint venture company in the PRC on December 31, 1993, with an initial term of 20 years, which may be extended with the mutual consent of the participants and the approval of relevant PRC governmental authorities. The joint venture partners contributed cash in the aggregate of US$8,000,000 in exchange for their respective interests in the joint venture, the full authorized registered capital. Reefer is located near the Biangang Port, in the lower portion of the Yangtze River. Reefer operates a new manufacturing facility which produces international standard integrated refrigerated containers ("reefers"). These containers are used for the international transport of temperature sensitive cargo, including agricultural, biological and medical products, which require a stable cold or warm environment. Reefer's manufacturing facility, which came on line in May 1995, was designed to produce 4,000 TEU of reefer containers annually and produced 374 TEU of reefer containers in 1995. The Company expects Reefer to produce at least 4,000 TEU of reefer containers in 1996.

          Reefer is China's first reefer manufacturer. Given the present level of demand, reefer manufacturers, with the greater capital investment and higher technical skill required in the manufacturing of refrigerated containers, typically enjoy a higher profit margin than dry container manufacturers. The Company expects demand for refrigerated containers in China to increase due to rising exports of fresh and frozen produce and meats as well as silk, which requires refrigeration during shipping. The total area of the reefer plant site is over 50,000 square meters, including 13,700 square meters for the main factory building and 5,500 square meters for supporting facilities. Reefer currently employs approximately 530 people, 6 of whom are management personnel, and about 60 technical and administrative personnel, 40 security and auxiliary personnel and approximately 430 (including 2 shifts) are production workers and supervisors.

          TY Container, which initially held a 50% interest in Reefer, increased its interest to 51% in January 1996, giving Holdings a 40.8% indirect interest in the company. TYG holds a 19% interest in the company (see Item 1. "General"
                                                                        -------
and Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"), Liuwei Village Municipal Authority has a 5% interest, and Singapore Nanlee holds the remaining 25% of the company.



  TY CONTAINER AFFILIATED COMPANIES
  ---------------------------------

          The Company reports its share in the earnings and losses of those companies in which it owns greater than a 20% interest (but less than a 51% interest) on the equity method of accounting. In 1995, the net losses attributable to affiliates, was US$1,308,000 (including a loss attributable to the startup costs of Reefer, in which TY Container had only a 50% interest in 1995, of US$1,062,000), as reported in its Consolidated Statement of Income under the line item "Share of Net Losses of Associated Companies." TY Container owns minority interests in affiliated companies as follows:


     BEIHAI TONGHAI CONTAINER COMPANY LTD. (25%) Beihai Tonghai Container Company Ltd. ("Beihai Container") was established as a Sino-foreign equity joint venture company in the PRC on March 1, 1993. Beihai Container is located in the vicinity of Beihai City in the southern province of Guangxi, south of the Pearl River, making it a convenient delivery point to the port of Hong Kong. Beihai Container operates a new manufacturing facility which was designed to produce 12,000 TEU annually of international standard commercial freight containers primarily for export and sale outside the PRC. Beihai Container's manufacturing facility came on line in May 1995 and produced 6,000 TEU in 1995. Measured by annual TEU output, Beihai Container is currently the thirteenth largest manufacturer of containers in China, as reported by Containerization, an industry journal published in China. Beihai Container intends to expand its annual capacity to 24,000 TEU by 1997. Ty Container holds a 25% interest in Beihai Container, giving Holdings a 20% indirect interest in the company. Beihai Huarui Company, a Chinese company, holds a 45% interest in Beihai Container, and Ocean Asia International Ltd., a Hong Kong company and 95% owned subsidiary of TYG ("Ocean Asia"), holds the remaining 30% interest. As a result of startup costs, Beihai had a loss in 1995, of which the Company's share was US$232,000.


YANGZHOU TONGDA FORGING LTD. (35.57%) Yangzhou Tongda Forging Ltd. ("Tongda") was established as a Sino-foreign equity joint venture company in the PRC on June 28, 1993. Tongda produces container door hinges and locking devices to be used as a complete set. These products meet the inspection standards of ABS, receiving certification from Houston ABS. Approximately 37% of Tongda's production is sold to TY Container, which accounts for nearly 100% of TY Container's requirements for door hinges and locking devices. TY Container holds a 35.57% interest in Tongda, giving Holdings a 28% indirect interest in the company. Yangzhou Valve Factory, a PRC government owned company, holds a 39.43% interest in Tongda, and Ocean Asia holds the remaining 25% of the company. the Company's share of Tongda's 1995 net profits was US$40,000.


YANGZHOU UNIVERSAL COMMERCIAL BUILDING SHAREHOLDINGS CO., LTD. (25%) Yangzhou Universal Commercial Building Shareholdings Co., Ltd. ("Universal") was established as a PRC company on May 29, 1993. Universal owns and manages the largest shopping center in Yangzhou City. In November 1995, TY Container purchased a 25% interest in Universal from Ocean Asia in exchange for approximately US$900,000. Ty Container holds a 25% interest in Universal, giving Holdings a 20% indirect interest in the company. Jiaotong Bank, various bank branches located in Yangzhou and certain other banking entities hold a 33.3% interest in Universal, approximately 2,000 employees of the shopping center own a 33.3% interest and a number of unrelated local companies own the remaining 8.4% of the company. In 1995, Universal had a net profit of approximately RMB 1,289,000 (US$154,000). The Company's share of such profit for the month of December was US$6,492.


YANGZHOU TONGYANG MACHINERY CO., LTD. (44%) Yangzhou Tongyang Machinery Co., Ltd. ("Tongyang Machinery") was established as a Sino-foreign equity joint venture company in the PRC on April 8, 1993. Tongyang Machinery manufactures and sells plastic injection equipment used in the toy industry. On December 1, 1994, TY Container entered into an agreement with Metchem Company Limited ("Metchem") providing for the purchase by Metchem of TY Container's 44% interest in Tongyang machinery for a cash purchase price of US$880,000. The agreement was approved by the relevant PRC government authorities on January 27, 1995; however, due to a change in Metchem's investment plans, Metchem has postponed its purchase of TY Container's interest in Tongyang Machinery. TY Container's management is currently negotiating with Metchem regarding the consummation of the sale and hopes to sell its interest in Tongyang Machinery in 1996. TY Container holds a 44% interest in Tongyang Machinery, giving Holdings a 35.2% indirect interest in the company. The remaining 56% of Tongyang Machinery is held by Ocean Asia (25%), TYG (11%), Jiangsu Machinery Import and Export Company (10%) and Dujiang Village Industry Company (10%). In 1995, Tongyang Machinery had a net loss of RMB 1,161,000 (US$139,042). The Company's share of such loss was US$61,198.


DESCRIPTION OF YANGZHOU TONGSHENG CONTAINER CO. LTD.

          Tongsheng was established as a Sino-foreign equity joint venture company in the PRC in December 1995, with an initial term of 15 years, which may be extended with the mutual consent of the participants and the approval of relevant PRC governmental authorities. The joint venture partners contributed an aggregate of US$4,800,000 in cash in exchange for their interests in Tongsheng, the full authorized registered capital. Tongsheng produces ISO dry containers. Tongsheng's facilities, which are located adjacent to TY Container's main production facility, came on line in May 1996. Tongsheng has been designed for an annual capacity of 40,000 TEU, and is expected to produce 30,000 TEU in 1996. Tongsheng is managed by TY Container's current management and shares some common facilities, such as a container yard and office space, with TY Container. A portion of TY Container's workforce was assigned to Tongsheng during the modernization and upgrade of TY Container's production line (see "Description of TY Container - Modernization Plan"). The presence of these
                                    ------------------
experienced workers enabled Tongsheng to efficiently train new hires. All of Tongsheng's production will be marketed by TY Container. In June 1996, Tongsheng executed an agreement with TYG Trading Co. under which TYG Trading Co. agreed to provide certain support services to Tongsheng in exchange for an agency fee in an amount equal to TYG Trading Co.'s anticipated costs, currently set at 1% of Tongsheng's sales. This agreement is virtually identical to the April 1995 agreement between TY Container and TYG Trading Co. (See "Description of TY Container - Markets," above.) The ownership of Tongsheng is identical to
                  -------
that of TY Container, with CCHL-BVI holding an 80% interest in the company (giving Holdings an 80% indirect interest in the company), Bexi Iron and Steel Company holding 10%, China Automobile Import and Export holding 5%, and Jiangsu Tongyun Group Company holding the remaining 5% of the company. The Company's management considers Tongsheng to be essentially a second production line for TY Container.



PROPOSED ACQUISITION

          TY Container recently received PRC government approval to acquire a 40% interest in Yangzhou Tonghua Semi-Trailer Company Ltd. ("Semi-Trailer") from TYG in exchange for RMB 19,568,640 (US$2,352,000). Semi-Trailer was established as a Sino-foreign equity joint venture company on December 14, 1991 and is located in Yangzhou City. Its principal business is the manufacture and sale of container chassis and specialized semi-trailers. The Company intends to acquire its interest in Semi-Trailer by December 1996. Following the acquisition, TY Container will hold a 40% interest in Semi-Trailer, giving Holdings an 32% indirect interest in the company. The remaining 60% will be owned by TYG (5%), China National Foreign Trade Transportation Company (commonly known as Sinotrans) (15%), Chung

Yin Group Investments Ltd. (15%), KIC International Holdings Corporation
(15%), and China National Foreign Trade Transportation Company, Jiangsu Branch, (10%). Semi-Trailer had 1995 net profits of RMB 12,620,650 (US$1,511,435), up
11% over 1994. (see Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS")



SINO-FOREIGN EQUITY JOINT VENTURE ENTERPRISES IN GENERAL

  LEGAL FRAMEWORK

          Each of TY Container, Tongsheng, and Reefer (the "Operating Subsidiaries") is organized under PRC law as a Sino-foreign equity joint venture enterprise, which is a distinct legal entity with limited liability. Such entities are governed by the law of the PRC on Joint Ventures Using Chinese and Foreign Investments and implementing regulations related thereto (the "Equity Joint Venture Law"). The parties to an equity joint venture have rights in the returns of the joint venture in proportion to the joint venture interests that they hold. The operations of equity joint ventures are subject to an extensive body of law governing such matters as formation, registration, capital contribution, capital distributions, accounting, taxation, foreign exchange, labor and liquidation.


  TAXATION

          A Sino-foreign equity joint venture with a term of 10 years or more and engaged in production is exempt from PRC central government income tax for the first two years after it attains profitability, and for three years thereafter it is eligible for a 50% reduction in such income tax. It is further entitled to a 50% reduction in the PRC central government income tax for each year in which its export sales exceed 70% of its total sales.


  GOVERNANCE, OPERATIONS AND DISSOLUTION

          Governance, operations and dissolution of a Sino-foreign equity joint venture enterprise are governed by the Equity Joint Venture Law and by the parties' joint venture contract and the joint venture's articles of association. The Board of Directors of each Operating Subsidiary exercises authority by majority vote over major corporate decisions, including the appointment of officers, strategic planning and budgeting, employee compensation and welfare and distribution of after-tax profits. Pursuant to relevant PRC law, certain major actions of each Operating Subsidiary require unanimous approval by all of the directors present at the meeting called to decide upon such actions: amendments to its contract and articles of association; increases in, or assignments of, the registered capital of the joint venture; a merger of the joint venture with another entity; or dissolution of the enterprise. In addition, PRC government approval is necessary for increases in authorized registered capital and for certain borrowings.

          Each Operating Subsidiary is subject to the Sino-foreign Equity Joint Venture Enterprise Labor Management Regulations. In compliance with these regulations, the management of each Operating Subsidiary may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

          The term of a Sino-foreign equity joint venture enterprise may be extended with the agreement of all the partners, subject to the approval of the relevant PRC governmental authorities. Pursuant to the Equity Joint Venture Law, Sino-foreign equity joint venture enterprises may be terminated prior to the expiration of their term in certain limited circumstances, including the inability of the enterprise to conduct its business owing to a breach by one of its parties or insolvency or force majeure. Upon termination, the board of directors establishes a liquidating committee to dissolve the enterprise, which dissolution is subject to PRC government review and approval.

          Resort to PRC courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. In practice, however, disputes between the parties are often resolved by negotiation. The Company believes that it has good working relationships with the Chinese joint venture partners to the Operating Subsidiaries and that it will be able to reach agreement with them on business policies and decisions for the Operating Subsidiaries.



TAXES APPLICABLE TO HOLDINGS AND CCHL-BVI

          Holdings generally will be subject to U.S. federal income tax of 35 percent on distributions from CCHL-BVI that are out of its current or accumulated earnings and profits, and such distributions will not be eligible for the dividends-received deduction. Because CCHL-BVI and the Operating Subsidiaries are "controlled foreign corporations" for U.S. federal income tax purposes, Holdings may be required to include in gross income (x) those companies' "Subpart F" income, which includes certain passive income and income from certain transactions with related persons (whether or not such income is distributed to Holdings), (y) increases in those companies' earnings invested in certain U.S. property and (z) certain earnings of those companies invested in "excess passive assets." Based on the current and expected income, assets and operations of CCHL-BVI and the Operating Subsidiaries, the Company believes that it will not have significant U.S. federal income tax consequences under the "controlled foreign corporation" rules.

          So long as (x) Holdings owns ten percent or more of the voting stock of CCHL-BVI, (y) CCHL-BVI owns ten percent or more of the voting stock of TY Container and Tongsheng, and (z) the stock ownership percentages described in
(x) and (y) when multiplied together equal or exceed five percent, subject to certain limitations CCHL-BVI will be deemed to have paid a proportionate amount of TY Container's or Tongsheng's PRC income taxes when a dividend is distributed from TY Container or Tongsheng, and Holdings generally will be entitled to claim a credit for such PRC income taxes when a dividend is distributed from CCHL-BVI to Holdings.

          The Company believes that dividends received by CCHL-BVI from TY Container or Tongsheng will not be subject to income taxation by the British Virgin Islands and that CCHL-BVI will not be required to withhold British Virgin Islands taxes on dividends paid to CCHL.

ENVIRONMENTAL COMPLIANCE

          The Operating Subsidiaries are subject to the PRC's national Environmental Protection Law, which was promulgated on December 26, 1989, as well as a number of other national and local laws and regulations regulating air, water and noise pollution and setting pollutant discharge standards. Violation of such laws and regulations could result in warnings, fines, orders to cease operations and even criminal penalties, depending on the circumstances of such violation. The Company believes that all manufacturing and other operations of the Operating Subsidiaries are in compliance with all applicable laws relating to air, water and noise pollution.



CERTAIN SELECTED RISK FACTORS


CERTAIN RISKS RELATED TO THE COMPANY

  ABILITY TO MANAGE GROWTH

          The Company has grown rapidly since its inception and must continue to expand to achieve its business objectives. To manage its growth effectively, the Company must continue to develop, install and improve its operating and information systems and coordinate its efforts with its suppliers. The Company will also need to continue to expand, train and manage its employee base and its management personnel will be required to assume even greater levels of responsibility.


  CUSTOMER CONCENTRATION

          During 1995, TY Container sold containers to more than 10 customers. During this period, the top five customers accounted for approximately 93.8% of net sales. There can be no assurance that the Company's principal customers will continue to purchase containers from TY Container at current levels, if at all, and the loss of one or more major customers could have a material adverse effect on TY Container and the Company.


  INTENSE COMPETITION

          The Company is subject to intense competition and potential competition. (see "Competition," above)
                    --------------------


  DEPENDENCE ON KEY PERSONNEL

          The Company depends to a large extent on the abilities and participation of its Chairman, President and Chief Executive Officer, Mr. Cheung Sau Yung. The loss of Mr. Cheung as an officer and director could have a material adverse effect on the Company's business. On January 1, 1996, Mr. Cheung signed a five year employment agreement with TY Container. The terms of this agreement provide for Mr. Cheung to be compensated on substantially the same basis as he was in 1995. The Company does not carry key man life insurance for Mr. Cheung and has no plans to do so in the near future.


  CONTROL BY MAJORITY SHAREHOLDER

          The Company's majority shareholder, Sinocity Group Limited, owns approximately 80% of the Company's issued and outstanding common stock. Accordingly, this shareholder may continue to exert significant influence over the outcome of most corporate actions requiring shareholder approval, including the declaration of dividends and the election of directors. Jiangyang Automobile (H.K.) Limited ("JAL"), a wholly owned subsidiary of TYG, is a 50% shareholder of Sinocity Group Limited and TYG may be deemed to control Sinocity Group Limited through JAL's 50% ownership interest. The other shareholders of Sinocity Group Limited are China Everbest Motors Corp. (18.75%), Wide Shine Development Ltd. (12.5%), Keep Benefit Ltd. (12.5%) and China Auto (USA) Corporation (6.25%). (See Item 4. "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").


  LIMITED DURATION OF OPERATING SUBSIDIARIES

          TY Container, Tongsheng and Reefer were established for initial terms of 15, 15 and 20 years, respectively. Their remaining terms of 9, 14 and 17 years, respectively, may be extended by the mutual consent of the participants in the respective company, subject to the approval of relevant PRC governmental authorities. In the event that the term of an Operating Company is not extended, such venture will be dissolved and liquidated pursuant to provisions of applicable PRC law and the relevant joint venture contract.



CERTAIN RISKS RELATED TO CHINA

  POLITICAL CONSIDERATIONS

          The value of Holding's interests in the Operating Subsidiaries may be adversely affected by significant political, economic and social uncertainties in the PRC. A change in policies by the PRC government could adversely affect Holding's interests by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Although the PRC government has been pursuing economic reform policies for the past 17 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social conditions.


  ECONOMIC CONSIDERATIONS

          The economy of the PRC differs significantly from the United States economy in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation and self-sufficiency, rate of inflation and balance of payments position, among others. Only recently has the PRC government encouraged substantial private economic activity. The PRC economy has experienced significant growth in the past ten years, but such growth has been uneven among various sectors of the economy and there can be no guarantee that the government's pursuit of economic reforms will be consistent or effective. The increased demand for containers in China since 1990 has in large measure been driven by the increase in exports of other goods from the PRC and a general increase in world trade. There is no assurance that exports of goods from the PRC will continue to increase at their current rate or that such exports will not decline in the future. Action by the central government of the PRC could have a significant adverse effect on economic conditions in China and the economic prospects for the Operating Subsidiaries and the Company. As virtually all of the sales by the Operating Subsidiaries are to non-PRC entities, the prospects of the Operating Subsidiaries and the Company may also be materially affected by developments in the economies of the PRC's principal trading partners.


  PRC LEGAL SYSTEM

          Since 1979, many laws and regulations dealing with economic matters in general and foreign investment in particular have been promulgated in the PRC. In December 1982, the National People's Congress of China amended the Constitution of China to authorize foreign investment and to guarantee the "lawful rights and interests" of foreign investors in the PRC. Despite the progress in developing its legal system, the PRC does not yet have a comprehensive system of laws. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The PRC judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in the PRC, it may be difficult to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. The PRC's legal system is based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. In particular, PRC laws, regulations and procedures with respect to complex transactions, such as the Reorganization, the Stock Swap and the Liquidation (as defined in Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"), are currently being developed, are based in part on unwritten and informal interpretations of government officials and may be subject to changes which may have retroactive application. In the future, financings and other complex transactions might be subject to PRC regulatory approval, which can include elements that are discretionary with the PRC regulatory agencies.
In addition, the interpretation of PRC laws may be subject to policy changes reflecting domestic political changes.

          As the PRC legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors. The trend of legislation over the past 15 years has, however, significantly enhanced the protection afforded foreign investment and allowed for more active control by foreign parties of enterprises in the PRC. There can be no assurance, however, that the current trend in economic legislation towards promoting market reforms and experimentation as well as a further "opening to the outside world" will not be slowed, curtailed or reversed, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic or social life. Such a shift could have a material adverse effect upon the business and prospects of the Operating Subsidiaries and the Company.

          While PRC law expressly protects the status and rights of Sino-foreign joint venture enterprises, including their right to use land during the term of their joint venture contracts, the PRC government reserves the right, in extreme and exceptional circumstances, to terminate the joint venture and provide compensation therefor. In such an event, a joint venture's right to use land would terminate and all plant and facilities would revert to the PRC government in exchange for just compensation.


  INFLATION

          The PRC experienced a period of relatively high growth and high inflation during the mid-1980's. The PRC government attempted to contain and control inflation by applying corrective measures, but the inflationary cycle was not broken until the imposition of drastic austerity measures commencing in late 1988. Suppressed demand and tight control over prices and credit led to a substantially reduced inflation rate in 1990. In 1993, the PRC's overall cost of living index continued to rise. The overall cost of living index increased by an estimated 14.5% during 1993 over 1992, and the urban cost of living index increased by an estimated average of 19.5% for 35 large cities during the same period. In response to this situation, the PRC government has taken macroeconomic measures combined with limited administrative measures to control economic growth and curb inflation. The principal measures taken include raising interest rates on bank loans and central government securities, generally restricting access to credit, revoking unauthorized tax exemptions conferred by local governments, mandating banks to recover certain loans that were improperly made or left outstanding, increasing efforts to gain control of investments in capital assets made without proper governmental approval, reducing government administrative expenses by 20%, temporarily suspending further price reforms, restricting speculative investments (especially in the area of real estate) and increasing regulation of imports of certain luxury goods. During 1994, the overall cost of living index increased by an estimated average of 21% and the urban cost of living index increased by an estimated average of 14%. While the official figures for 1995 are not yet available, the Company believes that such figures will be lower than those for 1994. As of March 31, 1996, the average interest rate of RMB loans and US$ loans available to TY Container was 9.18% and 6.4%, respectively. Although approximately 70%, by cost, of the Operating Subsidiaries' raw materials and components are imported and paid for in U.S. dollars, high inflation in the PRC could materially affect the prospects of the Operating Subsidiaries and the Company. In addition, continued high interest rates could also materially affect the prospects of the Operating Subsidiaries and the Company. While the Operating Subsidiaries have not been affected by restrictions on credit, there can be no assurance that such restrictions would not be imposed on the Operating Subsidiaries in the future.

ITEM 2.  FINANCIAL INFORMATION.


                            SELECTED FINANCIAL DATA

          The information set forth below with respect the Company's fiscal years ended December 31, 1992, 1993, 1994 and 1995 has been selected from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young, independent public accountants, whose report on the Consolidated Financial Statements of the Company for the three years ended December 31, 1993, 1994 and 1995 appears in Item 13 of this Registration Statement. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, included in Item 13 of this Registration Statement. The information set forth below with respect the Company's fiscal year ended December 31, 1991 has not been audited but, in the opinion of management, contain all the adjustments which are of a normal recurring nature, including those for conforming with U.S. GAAP, necessary for the fair presentation of the results of operations and cash flows for such period. Because the Stock Swap has been accounted for as a reverse acquisition, the information set forth below has been prepared based on the historical financial statements of CCHL-BVI, for the period prior to the Stock Swap, and on the historical financial statements of TY Container, for the period prior to the Reorganization, and gives effect to the Reorganization and the Stock Swap as if they had been completed prior to January 1, 1991.

                                    (Amounts in Thousands, except per share data)
                                                 Year Ended December 31,
                                    1991            1992      1993     1994    1995
                                (Unaudited)                     (Audited)
                               ------------     -------------------------------------
INCOME STATEMENT DATA:            US$               US$      US$      US$      US $
  Net sales................       28,284            61,549   60,960   79,771   89,265
  Operating income.........       2,082              6,561    5,875    6,116    7,702
  Interest expense, net           (1,129)             (965)    (883)  (1,625)  (2,540)
  Foreign exchange gains/         (876)             (4,252)  (5,079)     412      458
   (losses), net
  Reorganization expense...       -                      -        -        -   (1,382)
  Share of net losses of          -                      -      (25)     (90)  (1,308)
   Associated Companies....
  Income taxes.............       -                   (160)    (657)    (742)    (992)
  Net income before
   minority interests......       2,261              6,235    5,163    5,932    3,808

  Minority interests.......       (452)             (1,247)  (1,033)  (1,187)  (1,038)
                               --------         -----------  -------  -------  -------
  Net income...............       1,809              4,988    4,130    4,745    2,770
                               ========         ===========  =======  =======  =======
  Net income per share.....       0.07                0.20     0.17     0.19     0.11
                               ========         ===========  =======  =======  =======
BALANCE SHEET DATA:
  Current assets...........       21,674            21,079   29,415   29,508   51,749
  Fixed assets.............       7,272              6,846    6,107    6,374    6,335
  Construction in progress.       -                      -        -        -    5,325
  Other assets.............       370                  763    4,391    8,006    7,896
                               --------         -----------  -------  -------  -------
  Total assets.............       29,316            28,688   39,913   43,888   71,305
  Short-term debt..........       21,539            16,466   23,305   25,147   48,175
  Total liabilities........       24,321            22,927   32,136   33,128   56,587
  Minority interests.......       999                1,152    1,555    2,810    3,060
  Total stockholders'

   equity..................       3,996              4,609    6,222    7,950   11,658

                               --------         -----------  -------  -------  -------
CASH DIVIDENDS DECLARED
     PER SHARE.............       0.04                0.11     0.08     0.13        -
                               ========         ===========  =======  =======  =======

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION


OVERVIEW

          Holdings is a Nevada corporation whose principal activity is the management of the business of its indirectly held operating subsidiaries, which manufacture international standard commercial freight containers in the PRC.

          The statements in this section under "Results of Operations" and "Liquidity and Capital Resources" relate to the operations and conditions of Holdings and its consolidated subsidiaries.


RESULTS OF OPERATIONS

          The following table shows selected consolidated income statements data of Holdings and its subsidiaries for the years ended December 31, 1993, 1994 and 1995. The data should be read in conjunction with the Consolidated Financial Statements of Holdings and related Notes thereto set forth in Item 13 of this Registration Statement, and other financial information included elsewhere herein. The financial statements of Holdings are prepared in conformity with U.S. GAAP.

                                                Year ended December 31,
                                                1993     1994     1995
Sales quantity (TEU)                           26,002   35,022   38,107
Sales (US$ million)                              61.0     79.8     89.3
Gross margin (US$ million)                       14.6     11.1     14.0
Gross profit margin                              24.0%    13.9%    15.7%
Selling and administrative
  expenses (US$ million)                         (2.8)    (3.8)    (4.2)
Financial expenses
  (US$ million)                                  (6.0)    (1.2)    (2.1)
Reorganization expenses
  (US$ million)                                     0        0     (1.4)
Share of net losses of
  associated companies
  (US$ million)                                     0        0     (1.3)
Net income (US$ million)                          4.1      4.8      2.8

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994:

        1. Sales increased by 11.3% from US$80 million in 1994 to US$89 million in 1995, and sales quantity increased by 8.8% from 35,022 TEU in 1994 to 38,107 TEU in 1995, as both orders and capacity increased. Capacity increased because of the following:

        (i) At the end of 1994, TY Container acquired new production equipment and machinery and also upgraded its existing production lines; and

        (ii) Average working hours increased from 48 hours per week at the beginning of the year to 65 hours per week during the period from August to October 1995, after which they decreased to 48 hours through the end of the year.

        2. The gross profit margin increase from 13.9% on net sales in 1994 to 15.7% in 1995 primarily because of a decrease in the unit cost of sales due to the following:

        (i) TY Container increased its purchases of Corton steel from domestic suppliers, which, on average, was approximately 17% less expensive than the steel from Japan and Korea in 1994;

        (ii) the manufacturers of container components in which TY Container had invested became operational in 1995. Once their quality was determined to be acceptable, TY Container began to purchase such components, at prices which were three to ten percent lower than imported components in 1994;

        (iii)  paint and plywood suppliers lowered their prices; and

        (iv) a computer system was installed to optimize the use of raw materials, reducing TY Container's unit consumption of steel.

        3. Selling and administrative expenses increased by 10.5% from US$3.8 million in 1994 to US$4.2 million in 1995.

        In general, selling and administrative expenses increased as sales activity increased. For example, sales commissions increased by 8.5%, coinciding approximately with an 8.4% increase in sales, and more overtime compensation (at 200% of the base salaries) was paid to administrative staff. Overtime compensation was partly offset by the savings achieved by reducing the number of administrative staff.


        4. Financial expenses increased by 75% from US$1.2 million in 1994 to US$2.1 million in 1995, which was primarily due to the combined effect of the following factors on interest expenses:

        (a) the increase in the average interest rate of RMB loans and US$ loans from 10.1% and 7.6%, respectively, in 1994 to 13.18% and 8.49%, respectively, in 1995; and

        (b) the increase in US$ loan balances by US$22 million in 1995. The following factors contributed to the significant increase in the loan balances:

               (i) TY Container invested US$ 1.15 million in Beihai Container and US$ 4 million in Reefer. TY Container invested a further US$5.17 million in Tongsheng and spent US$638,000 upgrading and modernizing its existing production lines.

               (ii) TY Container's working capital requirements increased as sales and production increased.

               (iii) TY Container's working capital requirements increased as TY
                     Container began purchasing steel from domestic suppliers, which required a three month advance deposit to secure the supply.

        5. In 1995, the Company incurred US$1.38 of reorganization expenses in relation to the Reorganization and Stock Swap.

        The reorganization expenses included (i) US$577,000 of audit and consultancy fees incurred, and (ii) US$805,000 that represented the fair value of (A) the five percent of CCHL-BVI received by Bonnaire International Limited, in connection with the Reorganization, and (B) the 12.5% of the issued and outstanding shares of Holdings's common stock held by Holdings's shareholders prior to the Stock Swap and certain other parties who received restricted shares of common stock in exchange for services rendered in connection with the Stock Swap. This US$805,000 does not represent any actual cash outlays incurred by Holdings or any other party.


        6. In 1995, the Company's share of losses of associated companies was US$1.32 million.

        In 1995, TY Container had the following five associated companies:
Yangzhou Tonglee Reefer Containers Company Ltd. ("Reefer"), Beihai Tonghai Containers Co. Ltd. ("Beihai Container"), Yangzhou Tongda Forging Co. Ltd., Yangzhou Tongyang Machinery Co. Ltd. and Yangzhou Universal Commercial Building Shareholding Co. Ltd.

        Reefer commenced its trial production in May 1995. In exchange for the assistance of Wide Shine Development Limited ("Wide Shine") in promoting Reefer's products overseas, Reefer sold 50 refrigerated containers to Wide Shine at below market prices, resulting in a trading loss to Reefer in 1995. Together with a write off, in accordance with U.S. GAAP, of pre-operating expenses as other selling and administrative expenses the Company's share of Reefer's loss in 1995 was US$1.06 million.

        Beihai Container also commenced its production during 1995. The Company's share of Beihai Container's loss was US$240,000 and mainly consisted of the write off, in accordance with U.S. GAAP, of pre-operating expenses as selling and administration expenses.

        The profit or loss of the other three associated companies were also shared by the Company based on the equity holdings therein.



Year Ended December 31, 1994 Compared to Year Ended December 31, 1993:

        1. Sales increased by 31.1% from US$61 million in 1993 to US$80 million in 1994 and sales quantity increased by 34.7% from 26,002 TEU in 1993 to 35,022 TEU in 1994 as orders and capacity increased. Capacity increased because TY Container added some equipment, eliminated production bottlenecks and strengthened internal management, which significantly accelerated production.


        2. The gross profit margin decreased from 24% on net sales in 1993 to 13.9% in 1994 because of the following:

        (i) changes in the customer base required a higher level of technology and more expensive raw materials; for example, almost all containers produced in 1994 were made with Corton steel and pre-painted;

        (ii) the continuous increase in the prices of steel imported from Japan; with prices rising by 3% and 5% in the first and second half of 1994, respectively;

        (iii) the 16% rate of inflation in 1994, which increased TY Container's costs of sales, particularly its labor costs, which increased by approximately 20% in 1994; and

        (iv) new customer requirements for Corton steel rendered much of the tariff-free soft steel which TY Container had purchased in advance obsolete. TY Container exchanged such steel for Corton steel from other container manufacturers, but at a value below TY Container's cost, raising its overall production costs in 1994.

        3. The following factors contributed to a 35.7% increase in selling and administrative expenses from US$2.8 million in 1993 to US$3.8 million in 1994:

        (i) sales commissions increased by 29.6%, coinciding with a 31.1% increase in sales;

        (ii) administrative expenses increased in line with the 16% inflation rate in the PRC in 1994; and

        (iii) in response to the increased competition in the container industry, where the number of container factories in the PRC increased from 24 at the end of 1993 to 36 at the end of 1994, travel expenses, advertising, exhibitions and other selling expenses increased significantly.

        4. The net financial expenses decreased from US$6.0 million in 1993 to US$1.2 million in 1994. Included in the financial expenses were foreign exchange losses of US$5.1 million and gains of US$400,000 and US$500,000 for 1994 and 1995, respectively.

        TY Container's books of account are maintained in RMB, and the Company's consolidated financial statements are stated in US$. Currency translations into US$ are made using the applicable rates of exchange quoted by the Shanghai Foreign Exchange Adjustment Center prior to January 1, 1994 and by the Bank of China on or after January 1, 1994. All balance sheet accounts have been translated from RMB to US$ using the exchange rates in effect at December 31 of the applicable balance sheet date. All income statement amounts have been translated using the average exchange rate for the applicable year.

          The following table sets forth the RMB/US$ exchange rates, net sales in US dollars, total TEU sold and average sales price per TEU in US dollars, for each of 1993, 1994 and 1995.

                            1993    1994    1995

RMB equivalent of US$1:
      At December 31,        8.70    8.45    8.32
      High                  10.60    8.70    8.44
      Low                    7.71    8.45    8.30
      Average                8.70    8.62    8.35

Net sales in US$'000       60,960   9,771  89,265
Total TEU sold             26,002  35,022  38,107
Sales in US$ per TEU        2,344   2,278   2,342

          During 1993, the exchange rates fluctuated from RMB 7.71 : US$1 to RMB
10.60 : US$1. As TY Container had net foreign currency liabilities in excess of its domestic currency obligations, reflecting primarily its U.S. dollars bank loans, the devaluation of RMB led to a significant exchange loss component in 1993.

          During 1994, the dual exchange rates were unified. The exchange rate appreciated from RMB 8.7 : US$1 at January 1, 1994 to RMB 8.45 : US$1 at December 31, 1994. The appreciation in RMB in 1994 resulted in an exchange gain of US$400,000 primarily in respect of TY Container's net U.S. dollar liabilities.

          As indicated in the above table, the average sales price per TEU decreased by 3% in 1994 and increased by 3% in 1995. The sales volume increased by 35% and 9% in 1994 and 1995, respectively. The effect of exchange rate fluctuations on the Company's revenues is minimal as the prices of containers are quoted in US dollars and revenues are reported in US dollars.

          While the Company has not employed hedging strategies in the past, management is currently exploring its options in that regard. The material unhedged monetary assets and liabilities of the Company at December 31, 1995 are accounts receivable, accounts payable and bank loans, which amounted to US$7.6 million, US$2.2 million and US$47.0 million, respectively.



Three Months Ended March 31, 1996 Compared With Three Months ended March 31,
1995:

          1. Sales increased by 28.7% from US$18.8 million in the three months ended March 31, 1995 to US$24.2 million in the three months ended March 31, 1996, and sales quantity increased by 20.5% from 6,959 TEU in 1995 to 8,383 TEU in 1996. This was primarily due to the consolidation of the results of Reefer (following TY Container's acquisition of control of Reefer as at January 1, 1996).

          2. The gross profit margin decreased from 19.2% on net sales in the first quarter of 1995 to 18.2% in the first quarter of 1996 primarily because of [the consolidation of the results of Reefer, which because it was a new factory was experiencing lower than expected profit margins] offsetting a decrease in the cost of raw materials of approximately [ ]%, which resulted from TY Container's increase in its purchases of Corton steel from domestic suppliers.

          3. Selling and administrative expenses increased by 33.3% from US$900,000 in the first quarter of 1995 to US$1.2 million in the first quarter of 1996 primarily because of the consolidation of the results of Reefer, which because it was a new factory was experiencing higher than normal selling and administrative expenses.


          4. Financial expenses decreased by 28.6% from US$700,000 in the first quarter of 1995 to US$500,000 in the first quarter of 1996, primarily as a result of a change in policy of TY Container's domestic suppliers of steel which eliminated the need for TY Container to provide a three month advance deposit on its steel purchases, reducing working capital requirements and related interest expenses.


LIQUIDITY AND CAPITAL RESOURCES

          The Operating subsidiaries' primary liquidity needs are to finance accounts receivable, construction in progress, and the expansion of business operations. Historically, the Operating Subsidiaries have financed their working capital requirements through a combination of internally generated cash and short term bank borrowings.

          Net cash provided/(used) by operating activities was (US$133,000), US$7.1 million and (US$6.0 million) in the years 1993, 1994 and 1995, respectively. Net cash flows from the Company's operating activities are attributable to the Company's income and changes in its operating assets and liabilities.

          Accounts receivable increased to US$7.6 million as at December 31, 1995. TY Container's customers are mainly reputable international container leasing companies and shipping lines including Textainer, Interpool and Triton. For most of its customers, settlement terms of 30 days are allowed. However, certain major customers have requested and, in negotiated arrangements, been granted settlement terms as long as 45 days. Because sales to these customers accounted for a significant percentage of the total sales of TY Container in 1995, the accounts receivable balance as at the 1995 year end increased significantly. Accounts receivable increased to US$26.6 million as at March 31, 1996 primarily because of (i) the consolidation of the results of Reefer, and
(ii) the delivery of a large order at the end of March, which was subject to normal payment terms.

          Construction in progress increased to US$5.3 million as at December 31, 1995. TY Container purchased from Semi-Trailer a factory building, plant and machinery and 15 year land use rights to a site, in exchange for US$2.8 million. These assets have been contributed to Tongsheng for the construction of its production line in the factory building. Tongsheng commenced production in May 1996. It produces the same type of containers as TY Container and is designed for an annual production capacity of 40,000 TEU. Tongsheng is expected to produce 30,000 TEU in 1996. In addition, in 1995 TY Container purchased from Jiangyang Automobile Company 10 year land use rights to a site, and plant and machinery, which are located near to the site purchased from Semi-Trailer in exchange for US$3.0 million. Beginning in April 1996, TY Container has used this site as a warehouse.

          To finance its working capital, TY Container obtained a US$44 million and a US$1.2 (denominated in RMB and valued as RMB 10 million) short term bank loan and overdraft facility which are renewable in 1996. In this facility, the bank has guaranteed the short term revolving borrowing for a period of five years expiring in 2000 for an amount not less than US$26 million.

          The Company had outstanding bank loans and overdrafts, mainly with the Bank of China, Yangzhou Branch, amounting to US$48.1 million as at December 31, 1995. As at December 31, 1995, the loans and overdraft facility bore interest at rates ranging from 8.49% (for US dollar loans) to 13.18% (for RMB loans) per annum. The bank loans, to the extent of US$26.0 million, are collateralized by pledge of certain of TY Container's assets and, to the extent of US$19.2 million, guaranteed by TYG.


Bill-and-Hold Transactions

          A bill-and-hold transaction is a practice whereby a customer purchases the goods but the seller retains physical possession until the customer requests shipment to a designated location and delivery is made thereto.

          In 1995, US$8.9 million of TY Container's revenues consisted of bill-and-hold transactions which have been recognized as sales (1994: Nil). TY Container's bill-and-hold transactions arise as follows: upon satisfactory inspection of the containers by quality control inspectors employed by the customer, the customer then requests that the finished containers be stored at TY Container's premises. The containers are held pursuant to such requests and then subsequently delivered to specific locations as instructed by the customer and transportation expenses incurred by TY Container are recovered from the customers. TY Container's bill-and-hold transactions are always made upon the request of the customer.

          Normally, TY Container would recognize sales upon delivery of goods to customers. The Company recognized certain bill-and-hold transactions as sales in 1995, prior to delivery, because the customers, having inspected and accepted the quality of the containers, had settled the invoiced amount for such goods prior to year end, as required under the relevant sales contracts, and under such contracts the legal title of the goods passed to the customer upon the earlier of its settlement of the invoiced amount or physical delivery of the goods. TY Container had transferred the commercial risk regarding those goods, which were completed and held separately from other goods (identifiable by the customers' logo and serial numbers), and the goods were delivered to customers according to a fixed delivery schedule provided by the customers.

Inflation

          Virtually all of TY Container's products are exported and most of its major components of raw materials are imported. Virtually all of these transactions are settled in US dollars. Since the prices of such goods are determined largely by market demand and supply in international trade, the inflation in the PRC has only a minimal effect on the selling prices; however, inflation in the PRC has generally resulted in upward pressure on wages and salary payable to TY Container's employees. Selling prices may be affected by global inflation and the fluctuation of foreign currencies, particularly US dollars. The fluctuation of steel prices has the most significant effect on TY Container's costs of raw materials, as it is the primary raw material used in the construction of containers.


FASB Statement No. 121

          In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.


Sales by Geographic Region

          Approximately 74% of the Company's sales are to customers based in the United States; up from 70% in 1993 and 72% in 1994. Because only ten major container shipping and leasing companies control approximately 80% of the world's container fleet, the Company's sales by geographic region are driven by the orders of only a few customers. In 1995, the Company received orders from a new customer, located in Hong Kong, valued at US$19.7; these orders increased the Company's sales to Hong Kong by 963% over 1994. Sales to the United Kingdom decreased from US$7.3 in 1994 to US$0 in 1995, because the Company, with orders exceeding capacity in 1995, refused orders from one of its customers which was located there, in favor of orders from a larger customer with a longer history of doing business with the Company. The Company intends to aggressively compete for orders from all of the major containers shipping and leasing companies, regardless of where they are based.

          Historically, the Company's domestic sales of containers have been negligible. However, with the PRC Railway Ministry's recent announcement of its intention to containerize the PRC's railroad system, the Company intends to compete for orders from PRC governmental agencies in the future. The Company expects that domestic sales to PRC governmental agencies will constitute a material portion of its overall sales in the future.

Modernization Plan

          During July and August of 1996, the Company upgraded and modernized TY Container's main production facilities (see Item 1, "BUSINESS, Description of TY Container - Modernization Plan", above). TY Container's management estimates
            ------------------
that the modernization plan cost approximately US$1.2 million in capital expenditures, all of which was funded from TY Container's internal cash flow. Management expects the modernization to improve the quality of the containers and lower production costs by approximately 1.5%, but no assurance can be given that it will have such an effect, nor can the Company give any assurance that the modernization will have a material effect on its results of operations and financial position.


Land Use Rights Certificates

          TY Container's existing premises, which were either allocated by the government to, or purchased by, TY Container during 1989 to 1992, are situated in Yangzhou, Jiangsu Province. The Provincial Land Administration Bureau of Jiangsu Province ("the Land Bureau") is in the process of measuring the area of land used by every factory within Jiangsu Province so as to permit the issuance of land-use rights certificates. The Company has obtained confirmation from the Land Bureau that the land use rights in question were granted to TY Container. The Company believes that the issuance of the land use rights certificates is only a formality and management does not expect any difficulty in obtaining certification. The Company has been informed by the Land Bureau that land use rights certificates are expected to be issued in 1997.



ITEM 3.  PROPERTIES.

          The Company owns no real property. According to the laws of the PRC, title to all land is retained by the PRC. Generally, the Company occupies its facilities through "land use rights" of a specified term of years.

          TY Container's main facilities are located in the City of Yangzhou, Jiangsu Province, and are occupied under land use rights of 15 years, with 9 years remaining. The facilities occupy approximately 65,000 square meters, consisting of a 13,000 square meter (140,700 square foot) factory building, a 36,000 square meter (390,000 square foot) container yard, a 1,462 square meter (15,800 square foot) administrative building, and a 14,500 square meter (157,000 square feet) raw material storage and preparation facility. In addition to the above facilities, TY Container has 50 years land use rights as to 66,000 square meters (713,000 square feet) of land near the Port of Yangzhou, approximately 15 kilometers (9 miles) from TY Container's main facilities, for container storage. The off-site container storage yard is adjacent to the main facilities of Reefer. TY Container's production facilities have an annual capacity of approximately 40,000 TEU. Those facilities are currently operating at full capacity.

          Reefer's plant site, located near the port of Yangzhou, are occupied under land use rights of 50 years, with 48 years remaining, and cover over 50,000 square meters (538,200 square feet), including 13,700 square meters (147,470 square feet) for the main factory building and 5,500 square meters (59,200 square feet) for supporting facilities. Reefer's production facilities have an annual capacity of approximately 4,000 TEU. Those facilities are currently operating at full capacity.

          Tongsheng's plant is located in Yangzhou City, adjacent to TY Container's main facilities, and are occupied under land use rights of 15 years, with 14 years remaining. The facilities occupy 12,000 square meters (129,000 square feet) for the main factory building and 44,666 square meters (480,900 square feet) for supporting facilities. Tongsheng's production facilities have been designed to have an annual capacity of 40,000 TEU and came on line in May 1996.

          The Company leases a small amount of office space in New York City for sales and other administrative purposes. The Company believes that the foregoing properties are adequate in light of its current expansion plans.

          The land use rights covering the majority of the site on which TY Container's main facility at East Garden Road, Yangzhou City, is situated were contributed by the Jiangsu Tongyun Group Company (formerly known as Jiangyang Automobile Company; see Item 7. - "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS") in exchange for a portion of its interest in TY Container; the remainder of such rights were purchased from the same company, which received its land use rights through allocation by the PRC. TY Container's management is in negotiation with the Provincial Land Administration Bureau of Jiangsu Province (the "Land Bureau") for the issue of land use rights certificates for the above sites to TY Container. The Company believes that upon obtaining formal land use rights certificates for the above sites, a land use rights premium may be levied on TY Container by the Land Bureau. While the Company is unable to quantify the amount of the premium which may be levied on TY Container in the absence of similar statistics in the area, based upon the current status of the negotiations, the Company believes that the amount of any such premium will not be material.

          The land use rights for Reefer's facilities were contributed by Liuwei Village Municipal Authority in exchange for its 15% interest in the company. Reefer has submitted an application to the provincial authority for a formal granted land use rights certificate and is currently awaiting approval. The land use rights for Tongsheng's facilities were purchased from Semi-Trailer and Jiangyang Automobile Company. The Company has recently submitted applications for formal land use rights certificates relating to Tongsheng's facilities and expects to receive such certificates in 1997.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

          The following table sets forth the number and percentage of the shares of Holdings's common stock owned of record and beneficially by each person owning more than five percent of such common stock, as reflected in the list of shareholders provided to Holdings by its transfer agent dated as of April 23, 1996. Holdings's common stock is the only class of equity securities issued by Holdings. None of Holdings's directors or executive officers, nor any of TY Container's directors or executive officers, beneficially own any equity securities in Holdings, or in any of its parents or subsidiaries.

Name and Address of             Number of Shares  Percent of
Beneficial Owner                     Owned           Class
----------------------          ----------------  ----------

Sinocity Group Limited              20,068,750      80.274%
16th Floor,
1622-36 Swire House
9-25, Chater Road, Central
Hong Kong

Gordon Capital Limited               1,875,000       7.499%
c/o Ruffa & Ruffa
150 East 58th Street
New York, New York 10022

          In addition to the foregoing, approximately five percent of the shares of Holdings's common stock is widely held and the remainder is held by persons beneficially owning less than five percent of such common stock. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.



ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

          The directors and executive officers of Holdings are identified below. Each were elected and/or appointed to his or her position(s) as of May 10, 1995. The directors and executive officers will serve in such capacity until the next annual stockholders meeting, and until their successors are duly qualified and elected or appointed.


NAME                         AGE  POSITION
----                         ---  --------

Cheung Sau Yung               51  Chairman of the Board, Director, President
                                  and Chief Executive Officer
Liu Jingxin                   56  Director
Sung Hiu Ngan                 45  Director
Ma Tieyi                      30  Secretary and Treasurer


        CHEUNG SAU YUNG, age 51, is the Chairman of the Board of Directors of Holdings, CCHL-BVI, and TY Container. He is also the President and Chief Executive Officer of CCHL-BVI and General Manager of TY Container, a position he has held since 1989. Mr. Cheung is also Chairman of Jiangsu Tongyun Group Company and acts as Chairman of the following companies in which TY Container and/or TYG holds an equity interest: Sinocity Group Limited,

Ocean Asia International LTD., Yangzhou Tonglee Reefer Container Company Ltd., and Yangzhou Tonghua Semi-trailer Company Ltd. Mr. Cheung began his career in 1966 with First Auto Transport General Corp., rising to the position of Manager of their Technology Department. From 1976 through 1984, he worked for China Foreign Trade Transportation Company where he rose to the position of General Manager and also became a Director. From 1984 through 1985, Mr. Cheung worked as a Manager at China National Foreign Trade Transportation Company. From 1985 through 1987 Mr. Cheung served as Deputy Commissioner of the Yangzhou Foreign Trade and Economic Relations Commission. In 1987, he joined the Jiangsu Jiangyang Automobile Company, where he held the position of Deputy General Manager until he joined Ty Container in 1989. Mr. Cheung holds a Bachelor of Science Degree and has 30 years of experience in the transportation industry. (see Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS")

        LIU JINGXIN, age 56, is a Director Of Holdings, CCHL-BVI, and TY Container. Mr. Liu also is a Director and the General Manager, a position he has held since 1988, of Wide Shine Development Limited, a wholly-owned subsidiary of China National Foreign Trade Transportation Corporation ("Sinotrans") engaged in container cargo shipping and container leasing and handling. Prior to joining Wide Shine, Mr. Liu was with Sinotrans, Beijing Branch, and American Huayun Company. Mr. Liu has more than 33 years experience in the transportation industry.

        SUNG HIU NGAN, age 45, is a Director Of Holdings AND CCHL-BVI. Ms. Sung also is the Deputy Chairperson and General Manager of Broadsino Investment Company Limited, A Hong Kong investment company wholly owned by Jiangsu International Investment Co. ("Jitic"), a position she has held since 1992. Ms. Sung also serves as a Director of PSB Investments Limited and PSB Management Limited, two companies founded by Broadsino and Peregrine Investments Holdings Limited. Prior to joining Broadsino, Ms. Sung worked in the Investment Department of Jitic from 1988 to 1992, rising to the position of Department Manager. Prior to joining Jitic, Ms. Sung held a number of management and technical positions in the Ministry of Chemical Industry and at China Ocean Shipping Company. Ms. Sung holds a Bachelor of Science Degree and has more than 25 years experience in the transportation industry and the investment business.

        MA TIEYI, age 30, is Secretary and Treasurer of Holdings. He is also Deputy Director of the Investment & Securities Department at TY Container. Mr. Ma received his Masters Degree in Electrical Engineering in 1992 and worked as Deputy Manager in the Import Department of the Yangzhou Foreign Trade Corp., an import/export company, from 1992 until joining TY Container in 1994.

EXECUTIVE OFFICERS AND KEY MANAGERS OF TY CONTAINER

          In addition to Mr. Cheung, whose business experience is described above, the executive officers and key managers of TY Container are identified below.


        DONG XIAOJUN, age 46, is a Director and a Deputy General Manager of TY Container. Mr. Dong has been employed by TY Container since 1989, holding various managerial positions, including Office Manager, Head of Management, Head of Production, and Head of Trade. Mr.

Dong began his career with the Jiangsu Jiangyang Automobile Company in 1978 as a worker, and advanced to the level of Assistant Manager. Mr. Dong holds an Associate Degree, and has 18 years of experience in the transportation industry.

        WANG GONGQING, age 45, is a Deputy General Manager of TY Container.
Mr. Wang began working for TY Container in 1990 as an Office Manager and rose to the level of Deputy General Manager. Mr. Wang began his career with the Yangzhou Kaiguan Plant in 1964. He joined the Jiangsu Jiangyang Automobile company in 1967 as a worker and advanced to the position of office manager. mr. wang holds an associates degree and is an economist by profession. mr. wang has 32 years of experience in the transportation industry.

        AI ZHIYUAN, age 45, is a Deputy General Manager of TY Container.
Mr. Ai has been employed by TY Container since 1990. Mr. Ai began his career with the Jiangsu Production Construction Military Unit, later moving to a Special Unit of the People's Liberation Army and achieving the rank of Lieutenant. Mr. Ai joined the Jiangsu Jiangyang Automobile Company in 1979 and rose to became the Head of the Party Department. Mr. Ai holds an Associate Degree and is an economist. Mr. Ai has been associated with the transportation industry for 17 years.

        WU ZHENYU, age 52, is the Chief Economist of TY Container. Mr. Wu began working for TY Container in 1989 as the Director of Production. He has also held the position of Assistant Chief Economist. Mr. Wu began his career in 1958 as a worker and technician for the Jiangsu Jiangyang Automobile Company, where he rose to the position of Production Manager. Mr. Wu has 38 years of experience in the transportation industry.

        LI HAIXING, age 47, is a Director and Principal engineer of TY Container. Mr. Li began working for TY Container in 1989 as an Assistant Chief Engineer, later becoming Director of Quality Control. Mr. Li began his career in 1970 at the Taixing Machinery Repair Plant. He later went on to study machinery at Tianjin University. After receiving his Associate Degree, Mr. Li joined the Design Department of Jiangsu Jiangyang Automobile Company and became an Assistant Manager for the company. Mr. Li has 26 years of experience as an Engineer in the transportation industry.

TY CONTAINER DIRECTORS

          The Board of Directors of TY Container currently consists of 11 members, each of which serves for a term of four years and until their successors are duly qualified and elected. TY Container's Articles of Association provide the partners with the right to designate a certain number of directors, based upon the amount of their interest in the company. Until recently, it provided as follows: 5-14.9%, one director; 15-24.9%, two directors; 25-34.9%, three directors; 35-44.9%, four directors; and 45% or more, five directors. At elections held prior to the Reorganization, this provision resulted in Jiangyang Automobile (H.K.) Limited and China Everbest Motors designating four and two directors, respectively, for election to TY Container's Board, and China Automobile Import and Export Company, Bexi Iron and Steel, Keep Benefit Limited, Wide Shine Development, China Auto (USA) Corporation and Jiangsu Tongyun Group Company each designating one director. (China Auto (USA) Corporation and China Automobile Import and Export Company have each designated the same individual as director and such individual has two votes on the Board.) (see Item 7. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

          Following the completion of the Liquidation, TY Container's Articles of Association were amended to provide that CCHL-BVI shall have the right to designate eight directors to the company's board. As a result, at the next election CCHL-BVI will have the right to designate eight of the 11 directors, with eight of the 12 votes on the board.

          In April 1996, the shareholders of Sinocity executed a shareholders agreement under which they agreed to use their best efforts to cause Sinocity to cause Holdings to cause CCHL-BVI to designate four nominees of Jiangyang Automobile (H.K.) Limited, two nominees of China Everbest Motors, and one nominee of each of Keep Benefit Limited and Wide Shine Development, respectively, to TY Container's board of directors.



ITEM 6.  EXECUTIVE COMPENSATION

          None of the directors and executive officers of Holdings received any compensation as such for the fiscal year ended in 1995. The following table sets forth the compensation of the chief executive officer and the four most highly compensated executive officers of TY Container for the last three fiscal years.

                          SUMMARY COMPENSATION TABLE


Name and Principal
Position                                  Year   Salary   Bonus
------------------------------           ------ -------- -------
Cheung Sau Yung
CEO                                       1995  US$5,445  US$448
                                          1994  US$3,634  US$339
                                          1993  US$2,627  US$240

Ai Zhiyuan
Deputy General
Manager                                   1995  US$4,961  US$409
                                          1994  US$3,246  US$308
                                          1993  US$2,439  US$215

Dong Xiaojun
Deputy General
Manager                                   1995  US$4,970  US$410
                                          1994  US$3,283  US$308
                                          1993  US$2,439  US$215

Wang Gongqing
Deputy General
Manager                                   1995  US$4,959  US$410
                                          1994  US$3,326  US$309
                                          1993  US$2,472  US$220

Wu Zhenyu
Chief Economist
                                          1995  US$4,979  US$410
                                          1994  US$3,326  US$309
                                          1993  US$2,471  US$220

            The directors of TY Container receive no compensation
                          for their services as such.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          The following companies were the joint venture participants of record on January 1, 1995: Jiangsu Tongyun Group Company (then known as Jiangyang Automobile Company) (5%), Jiangyang Automobile (H.K.) Limited (40%), Bexi Iron and Steel Company (20%), China Everbest Motors Company Limited (15%), Wide Shine Development Limited (10%), China Automobile Import and Export Company (5%), and China Auto (USA) Corporation (5%). Pursuant to certain agreements dated November 29, 1994, which were approved by the relevant

PRC authorities on March 3, 1995, the following share transfers (the "Reorganization") were effected: (a)(i) Bexi Iron and Steel Company transferred half of its 20% interests in TY Container to Keep Benefit Limited; and (ii) each of Jiangyang Automobile (H.K.), Keep Benefit Limited, China Everbest Motors Company Limited, Wide Shine Development Limited and China Auto (USA) Corporation acquired a newly incorporated company (each a "New Company" and, collectively, the "New Companies") registered in the British Virgin Islands, and each transferred into its New Company its respective interests in TY Container, in exchange for 100% of the shares of such New Company; (b) each of the aforenamed companies then transferred its interests in its New Company into Sinocity Group Limited, a newly formed British Virgin Islands company ("Sinocity"), in exchange for shares of Sinocity; (c) Sinocity then transferred its interests in the New Companies into the newly formed CCHL-BVI in exchange for 95% of the shares of CCHL-BVI, with the remaining 5% of CCHL-BVI being issued to Bonnaire International Limited, a British Virgin Islands company wholly-owned by Broadsino Investment Company Limited ("Broadsino"), in return for services provided by Broadsino in connection with the Reorganization. The joint venture participants of record upon the organization of Tongsheng in December 1995 were Jiangsu Tongyun Group Company (5%), Bexi Iron and Steel Company (10%), China Automobile Import and Export Company (5%) and the New Companies (80%), exactly the same ownership structure as TY Container at that time. In April 1996, the Company began the process of liquidating the New Companies, which resulted in the distribution of their interests in TY Container and Tongsheng to CCHL-BVI (the "Liquidation"). Since the completion of the Liquidation, which occurred in June 1996, CCHL-BVI directly holds 80% of each of TY Container and Tongsheng.



  JIANGSU TONGYUN GROUP COMPANY

          Jiangsu Tongyun Group Company ("TYG"), a Yangzhou City owned holding company with equity interests in thirteen enterprises in Jiangsu Province, has a 5% direct interest in TY Container and also owns a 100% interest in Jiangyang Automobile (H.K.), which had owned 40% of TY Container directly and currently owns 50% of Sinocity which owns 80.275% of Holdings, which indirectly owns 80% of TY Container. Jiangsu Tongyun Group Trading Company ("TYG Trading Co.") and Jiangyang Automobile Company ("JAC") are wholly owned subsidiaries of TYG. In 1995, TYG owned 45% of Yangzhou Tonghua Semi-Trailer Company Ltd. ("Semi-Trailer"). Mr. Cheung Sau Yung, Chairman of the Board of Directors, President and Chief Executive Officer of Holdings, Chairman and a director of CCHL-BVI, and Chairman, a director and General Manager of TY Container, is also Chairman and a director of Semi-Trailer. Mr. Li Haixing, a director of TY Container, is also the General Manager of TYG Trading Co.

          In 1995, TY Container purchased from Semi-Trailer certain land use rights, a factory building, plant and machinery, to be used for Tongsheng's production facilities (see Item 1. - BUSINESS - Subsidiaries - "Description of Yangzhou Tongsheng Container Co. Ltd."), for an aggregate purchase price of US$2,816,000.

          In 1995, TY Container executed an agreement with TYG Trading Co. (the "Service Agreement") under which TYG Trading Co. agreed to provide certain services for TY Container which TY Container had previously performed itself (see Item 1. - "BUSINESS -

Subsidiaries - Description of TY Container Company -Markets"). These services include the purchase of raw materials, the design of containers to be made to customer specifications, and certain sales support services, such as scheduling deliveries and arranging the lease of containers to be delivered on a "Free Used" basis. In November 1996, TYG Trading Co. agreed to waive the payment by TY Container Group of any amounts accruing under the agreements for 1996, in recognition of the difficult competitive situation faced by TY Container Group. In connection with the Service Agreement, in 1995 TY Container made a US$429,000 loan to TYG Trading Co., which was unsecured and interest free. The proceeds of this loan were used to expand the operations of TYG Trading Co. in order to enable it to meet its obligations under the Service Agreement, and for working capital purposes. The principal balance of such loan as of December 31, 1996 was US$312,000. The total amount payable by TY Container to TYG Trading Co. under the Service Agreement in 1995 was US$100,000, all of which was paid.

          In 1995, TY Container agreed to purchase certain land use rights, plant and machinery from JAC for US$3,005,000. A US$1,202,000 deposit was paid in 1995, with the balance paid at closing in January, 1996.

          In 1993 and 1994, TY Container paid to TYG US$133,000 and US$191,000 respectively, as payment for providing meals to TY Container's production workers. Such services were not provided by TYG in 1995.

          In 1994, TY Container loaned US$1,504,000 to TYG on an unsecured and interest free basis. The loan was repaid in full in 1995.

          In 1995, TYG guaranteed TY Container's obligations under its US$18 million working capital loan agreement with the Bank of China.



  OCEAN ASIA INTERNATIONAL LTD.

          Ocean Asia is a 100% beneficially owned subsidiary of TYG. Mr. Cheung Sau Yung, Chairman of the Board of Directors, President and Chief Executive Officer of Holdings, a director of CCHL-BVI, and a director and General Manager of TY Container, is also Chairman of the Board of Directors of Ocean Asia. In addition, Mr. Cheung holds 95% of the shares of Ocean Asia in his name for the benefit of TYG, pursuant to a declaration of trust.

          TY Container purchased components used in the manufacture of containers from Yangzhou Tongda Forging Ltd. ("Tongda") and Wuxi Tongfa Economic & Technical Development Company Ltd. ("Wuxi") for the three preceding fiscal years in the amounts set forth below:

                                (all amounts in thousands)
Company                          1993     1994     1995
-----------------------         ------   ------   ------

Tongda                          US$167    US$420   US$670
Wuxi                            US$0      US$86    US$147

Ocean Asia owns 25% of Tongda and 70% of Wuxi. TY Container owns 35.57% of Tongda and 10% of Wuxi, and Mr. Cheung is also a director of each of Tongda and Wuxi.

          In 1994, Ocean Asia acted as TY Container's sales agent with respect to certain customers in Hong Kong. Sales of containers generated by Ocean Asia resulted in the payment of sales commissions by TY Container amounting to US$287,689 in 1994. Ocean Asia did not act as TY Container's sales agent in 1995.

          In 1993, 1994 and 1995, TY Container made a series of loans to Ocean Asia. These loans were unsecured and bore interest at a floating market rate. As at December 31, 1996, the aggregate principal balance of such loans was $2,489,000.

          In 1994, TY Container purchased certain raw materials, including plywood, paint and steel, from Ocean Asia for an aggregate purchase price of US$4,700,000. Included in that amount was a deposit of US$2,000,000 for the purchase of steel. The steel was not delivered on schedule and TY Container canceled the contract. In 1995, Ocean Asia agreed to repay the deposit in four equal monthly installments, beginning in February 1996. The deposit has been repaid in full.

          In 1995, TY Container purchased from Ocean Asia a 25% interest in Yangzhou Universal Commercial Building Shareholdings Co., Ltd. ("Universal") in exchange for US$900,000 which was offset in full by the satisfaction of an obligation for Ocean Asia to refund another deposit for the purchase of steel which arose in November 1995, again because of late delivery. In 1995, Universal had a net profit of RMB 1,289,000 (US$154,000).

          In 1993, TY Container made a US$900,000 loan to Ocean Asia, which was unsecured and bore interest at floating market rates. The principal balance of such loan has been repaid in full.



  WIDE SHINE DEVELOPMENT LIMITED

          Wide Shine Development Limited, a Hong Kong company ("Wide Shine"), is a wholly-owned subsidiary of China National Foreign Trade Transportation Corporation which was organized in 1988. Wide Shine is engaged in container cargo transportation and container leasing and handling, and operates a shipping agency for container liner services. Prior to the Reorganization, Wide Shine directly owned 10% of the shares of TY Container. Following the Reorganization, Wide Shine became a 12.5% shareholder in Sinocity, which currently owns 80.275% of the shares of Holdings, which indirectly owns 80% of the shares of TY Container.

Mr. Liu, a director of Holdings and of TY Container, is also a director and General Manager of Wide Shine.

          During 1993, 1994 and 1995, Wide Shine purchased containers from TY Container at market prices and subject to normal trade credit terms. These purchases amounted to US$2,629,000, US$1,440,000 and US$959,000 in 1993, 1994
and 1995, respectively. In addition, in 1993 Wide Shine purchased certain containers from TY Container at market prices, payable in 60 equal monthly installments at an effective annual interest rate of 4.75%. The current principal balance of such payments is US$856,000.

          Wide Shine owns 25% of Yangzhou Tongjiang Container Fittings Company Ltd. ("Tongjiang"). TY Container also owns 10% of Tongjiang. During 1993, 1994 and 1995, TY Container purchased components used in the manufacture of containers from Tongjiang at below market prices and subject to normal trade credit terms. These purchases amounted to US$1,000,000, US$1,300,000 and US$1,000,000 in 1993, 1994 and 1995, respectively. The favorable prices received by TY Container are primarily the result of the large volume of such components purchased from Tongjiang, accounting for approximately 31% of Tongjiang's production.

          In 1993 and 1994, Wide Shine acted as TY Container's sales agent with respect to certain customers in Hong Kong. Sales of containers generated by Wide Shine resulted in the payment of sales commissions by TY Container amounting to US$187,000 and US$281,000 in 1993 and 1994, respectively. Wide Shine did not act as TY Container's sales agent in 1995.

          In 1995, Wide Shine purchased 50 refrigerated containers from Reefer, in which TY Container had a 50% interest, at below market prices, in exchange for Wide Shine's promotion of Reefer's products internationally.



  OTHER

          Ms. Sung Hiu Ngan, a director of Holdings, is also the Chairman and General Manager of Broadsino Investment Company Limited, a Hong Kong investment company which performed services for TY Container in 1995 in connection with the Reorganization.



ITEM 8.  LEGAL PROCEEDINGS

          Neither Holdings nor any of its subsidiaries, nor any of their respective property, is subject to any material pending legal proceedings, nor are any such proceedings known by the Company to be contemplated by any governmental authority.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          On May 10, 1995, the common stock of Holdings was listed for quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "Bulletin Board"). Prior to that date there was no established public trading market for Holdings's securities or for the securities of any of its subsidiaries. The following table sets forth the high and low bid for the common stock of Holdings, as quoted on the Bulletin Board, for each full quarterly period since May 10, 1995./1/


                    1995          1996
                3rd Q  4th Q  1st Q  2nd Q
                -----  -----  -----  -----

High            3.625  5.750  4.250  5.000
Low             0.125  2.125  1.750  2.375


          As of April 19, 1996, there were approximately 522 holders of Holdings's common stock, including individual participants in the security position listing provided by the Depository Trust Company.

          The sole funds available to Holdings for the payment of dividends on its common stock will be the result of dividends, if any, declared and paid on the common stock of CCHL-BVI, and the sole funds available to CCHL-BVI for the payment of dividends will be the result of dividends, if any, received from TY Container or Tongsheng. It is the present policy of Holdings and CCHL-BVI to declare dividends on their common stock, to the extent funds are legally available therefor after the payment of any tax or other liabilities. There is no assurance that this policy will not change. Neither Holdings nor any of its direct or indirect subsidiaries declared a dividend in 1995. In 1993 and 1994, TY Container declared dividends of US$3,074,000 and US$3,515,000, respectively, which were paid to its shareholders in the immediately following fiscal years. In 1995, it was decided that it was in the Company's best interests to use the funds which would otherwise have been available for dividends to finance the Company's expansion. The Company expects TY Container and Tongsheng to declare annual dividends in future years, to the extent funds are legally available therefor, and to the extent their respective boards of directors, exercising their discretion, conclude that it is in the best interests of such companies to do so. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture companies, the earnings of TY Container and Tongsheng are determined in accordance with the relevant PRC accounting rules and regulations and are available for distribution to their shareholders after they (a) satisfy all tax liabilities, (b) provide for losses in previous years, and (c) make appropriations to various reserve funds in an amount equal, in the aggregate, to 15% of their respective after-tax profits.

---------------
/1/ Such bids represent quotations between dealers, do not include retail mark-up, mark-down or commission and may not represent actual transactions. The Company has obtained this information from sources it believes to be reliable, but no assurance can be given as to its accuracy.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

          On May 10, 1995, pursuant to a stock purchase agreement and certain supplemental agreements, Holdings issued 21,875,000 shares of its common stock to the former shareholders of CCHL-BVI, and their designees, in exchange for 100% of the issued and outstanding shares of CCHL-BVI (the "Stock Swap"). Immediately preceding such issuance, Holdings, relying on the exemption from registration provided under Rule 504 of Regulation D of the Securities Act of 1933, issued 979,606 shares of its common stock, which were valued at US$137,145, to 12 entities and individuals in consideration for services rendered in connection with the Stock Swap. Holdings believes that it was entitled to the exemption from registration provided under Rule 504 because (A) it was not (i) subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, (ii) an investment company, or (iii) a "blank check" company,
(B) the price for the shares issued was less than US$1,000,000, and (C) the offers and sales of such shares satisfied the applicable terms and conditions of Rules 501 and 502 of Regulation D.



ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          The securities to be registered are shares of Holdings's common stock, par value US$0.001 per share (the "Common Stock"). The authorized capital stock of Holdings consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value US$0.01 per share (the "Preferred Stock").

          The holders of Common Stock (i) have ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Holdings, (ii) are entitled to share ratably in all of the assets of Holdings available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Holdings, (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share, on all matters which stockholders may vote on at all meetings of shareholders of Holdings. All shares of Common Stock now outstanding are fully paid and non-assessable.

          There are 25,000,273 shares of Common Stock currently issued and outstanding. The Preferred Stock may be issued in one or more series at the discretion of the Board of Directors of Holdings. No shares of Preferred Stock have been issued by Holdings.



ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

          Neither the By-Laws nor the Articles of Incorporation of Holdings provide for indemnification of officers or directors. Section 78.751 of the Nevada General Corporation Law contains provisions entitling officers and directors of Holdings to indemnification, under certain circumstances, from judgements, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, resulting from an action or proceeding in which they may be involved by reason of being or having been an officer or director of Holdings, provided said officers or directors acted in good faith.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          The unaudited financial statements for the three months ended March 31, 1996 and 1995 are set forth below. The audited financial statements for the years ended December 31, 1993, 1994 and 1995 appear on pages F-1 through F-27 of this Registration Statement. Schedules to financial statements have been omitted because of the absence of conditions under which they would be required.

          The information set forth below has not been audited but, in the opinion of management, contain all the adjustments which are of a normal recurring nature, including those for conforming with U.S. GAAP, necessary for the fair presentation of the results of operations and cash flows for such period. Because the Stock Swap has been accounted for as a reverse acquisition, the information set forth below has been prepared based on the historical financial statements of CCHL-BVI, for the period prior to the Stock Swap, and on the historical financial statements of TY Container, for the period prior to the Reorganization, and gives effect to the Reorganization and the Stock Swap as if they had been completed prior to January 1, 1995. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, set forth on pages F-1 through F-27 of this Registration Statement.

FINANCIAL STATEMENTS

               CHINA CONTAINER HOLDINGS LIMITED AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
               (Amounts in thousands, except for per share data)


                                                    Three Months ended
                                                         March 31
                                                     1996        1995
                                                  ----------  ----------
NET SALES                                             24,193    18,783
COST OF SALES                                        (19,755)  (15,189)
SELLING AND ADMINISTRATIVE EXPENSES                   (1,221)     (888)
                                                  ----------  ----------
                                                       3,217     2,706
FINANCIAL EXPENSES, NET                                 (474)     (734)
OTHER INCOME(EXPENSES), NET                               16       (58)
                                                  ----------  ----------

INCOME BEFORE INCOME TAXES                             2,759     1,914
INCOME TAXES                                            (246)     (230)
                                                  ----------  ----------
                                                       2,513     1,684
SHARE OF NET LOSSES OF ASSOCIATED                        (58)      (33)
 COMPANIES
                                                  ----------  ----------
INCOME BEFORE MINORITY INTERESTS                       2,455     1,651
MINORITY INTERESTS                                      (767)     (330)
                                                  ----------  ----------
NET INCOME                                             1,688     1,321
                                                  ==========  ==========

NET INCOME PER SHARE                                    0.07      0.05
                                                  ==========  ==========

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

               CHINA CONTAINER HOLDINGS LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                   AS OF DECEMBER 31, 1995 AND MARCH 31, 1996
                             (Amounts in thousands)


                                              March 31   December 31
                                        Note (unaudited)  (audited)
                                       ------ ---------  ------------
                                                1996         1995
                                              ---------  ------------
                                                 US$         US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents                        2,632         7,431
Accounts receivable                             26,602         7,642
Deposits and other receivables                   7,870         9,996
Inventories                                4    22,017        21,605
Deferred income taxes                               84            84
Amount due from associated companies               725         1,234
Amount due from related companies                5,286         3,757
                                                ------        ------

TOTAL CURRENT ASSETS                            65,216        51,749

INTANGIBLE ASSETS                                1,057           499
FIXED ASSETS                                    14,707         6,335
CONSTRUCTION IN PROGRESS                         9,308         5,325
INTERESTS IN ASSOCIATED COMPANIES                6,341         5,826
AMOUNTS DUE FROM RELATED COMPANIES                   -           670
OTHER ASSETS                                       301           901
                                                ------        ------

TOTAL ASSETS                                    96,930        71,305
                                                ======        ======

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

               CHINA CONTAINER HOLDINGS LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                   AS OF DECEMBER 31, 1995 AND MARCH 31, 1996
                             (Amounts in thousands)


                                                March 31   December 31
                                          Note (unaudited)  (audited)
                                         ------ ---------  ------------
                                                  1996         1995
                                                ---------  ------------
                                                   US$         US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Bank loans and overdrafts                         67,408        48,175
Accounts payable                                   5,054         3,705
Accrued liabilities and other payables             2,818         1,803
Income taxes payable                                 365           274
Deferred income taxes                                104             -
Amount due to a related company                        -         2,630
Amount due to associated companies                 3,031             -
                                                  ------        ------
TOTAL CURRENT LIABILITIES                         78,780        56,587

MINORITY INTERESTS                                 4,723         3,060
                                                  ------        ------
                                                  83,503        59,647
                                                  ------        ------

SHAREHOLDERS' EQUITY
Paid-up capital  shares of 100,000,000                25            25
 common
   stock of US$0.001 each and 5,000,000
    preferred stock of US$0.01 each
    authorized; shares 25,000,273
    common stock of US$0.001 each
    outstanding
Additional paid-in capital                         4,683         4,683
Reserves                                           5,879         5,879
Retained earnings                                  2,840         1,181
Currency translation adjustments                       -      (    110)
                                                  ------        ------
                                                  13,427        11,658
TOTAL SHAREHOLDERS' EQUITY                        ------        ------

TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                           96,930        71,305
                                                  ======        ======

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

               CHINA CONTAINER HOLDINGS LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                             (Amounts in thousands)


                                           Three months ended
                                                March 31
                                              (unaudited)
                                          --------------------
                                            1996       1995
                                          ---------  ---------
                                             US$        US$

Net cash provided by/(used in)             (12,151)     5,507
 operating activities

CASH FLOWS USED IN INVESTING ACTIVITIES
Increase in intangible assets                    -          -
Increase in fixed assets                    (1,959)         -
Increase in construction in progress        (9,822)      (207)
Increase in investments in                  (  100)      (364)
 associated companies
Others                                         600      1,369
                                           -------    -------

Net cash used in
 investing activities                      (11,881)      (571)
                                           -------    -------

CASH FLOWS PROVIDED BY/(USED IN)
 FINANCING ACTIVITIES
Repayments of bank loans and overdrafts          -    ( 5,524)
Proceeds from bank loans and overdrafts     19,233      1,283
                                           -------    -------
Net cash provided by/(used in)              19,233    ( 4,241)
 financing activities                      -------    -------

NET INCREASE/(DECREASE) IN CASH AND        ( 4,799)       695
 CASH EQUIVALENTS

Cash and cash equivalents, at beginning
 of period                                   7,431      1,592
                                           -------    -------
Cash and cash equivalents, at end of
 period                                      2,632      2,287
                                           =======    =======

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

               CHINA CONTAINER HOLDINGS LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                             (Amounts in thousands)


1.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instruction to Form 10-Q and
     Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's audited financial statement for the year ended December 31, 1995.

     The balance sheet at December 31, 1995 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.


2.   PURCHASE OF YANGZHOU TONGLEE REEFER CONTAINERS COMPANY LIMITED

     On January 1, 1996, Holdings' 80% subsidiary, TY Container increased its shareholding in Reefer from 50% to 51% for US$80. Due to the acquisition of control by TY Container, the results of Reefer were consolidated into the Company since January 1, 1996.

     No pro forma unaudited results of operations for the three months ended March 31, 1995, assuming consummation of the purchase as of January 1, 1995, was shown because Reefer had not yet commenced its operation as at March 31, 1995.

     Reefer is a Sino-foreign equity joint venture company governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and various local income tax laws (the "Income Tax Laws").

     In the Yangzhou District, where Reefer is located, the basic rate of income tax applicable to Reefer exclusive of the local income tax is 24%.
     Reefer's local income tax liability of 3% is exempted by the local tax authorities. Pursuant to the Income Tax Laws, Reefer was further exempted from income taxes for a period of two years commencing from the first profitable year and is entitled to a 50% tax exemption for the following three years.


3.   INCOME TAX

     A reconciliation of the effective income tax rates (excluding the reorganization expenses) with the statutory income tax in the PRC is as follows:

                                       Three months ended
                                             March 31
                                           (unaudited)
                                     1996               1995

Statutory PRC tax rate               24.0%                 24.0%

Tax holiday                         (15.1%)               (12.0%)
                                   ------                ------

                                      8.9%                 12.0%
                                   ======                ======


4.   INVENTORIES

     Inventories comprise:

                                March 31             December 31
                               (unaudited)            (audited)
                             ---------------       ---------------
                                   1996                  1995
                                    US$                   US$

Raw materials                      16,733                16,828
Finished goods                      5,284                 4,777
                                   ------                ------
                                   22,017                21,605
                                   ======                ======

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          The firm of Ernst & Young has acted as the principal independent accountant to CCHL-BVI and its subsidiaries, including TY Container, since March 1995. Prior to March 1995, CCHL-BVI did not exist and TY Container engaged only independent PRC accountants, which it continues to engage to audit its financial statements for purposes of determining its PRC tax liability, as required by PRC law. Subsequent to the Stock Swap, Ernst & Young has also acted as the principal accountant to Holdings. The accountant to Holdings, Deutch Marin & Company retained to audit the former business of Dial-A-Brand, Inc. (Holdings's prior name), to the knowledge of Holdings, continues to act as auditors for that business in the hands of its new owners but has performed no services for Holdings subsequent to the Stock Swap, and has not been relied upon by Ernst & Young in its report on the Consolidated Financial Statements of the Company for the three years ended December 31, 1993, 1994 and 1995 which appears in Item 13 of this Registration Statement.



ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

        a. A list of the financial statements filed herewith is set forth in the Index to Financial Statements attached hereto and incorporated herein by reference.

        b. The Exhibits filed herewith are identified in the Exhibit Index attached hereto, which Exhibits are incorporated herein by reference.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      CHINA CONTAINER HOLDINGS LIMITED



                                        By: ________________________________
                                                Ma Tieyi
                                                Secretary and Treasurer


Dated:  November 7, 1997

                        CHINA CONTAINER HOLDINGS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                          Page No.
                                          --------

Report of Independent Auditor                  F-1

Consolidated statements of income for          F-2
 each of the years ended December 31,
 1993, 1994 and 1995

Consolidated statements of changes in          F-3
 shareholders' equity for each of the
 years ended December 31, 1993, 1994
 and 1995

Consolidated balance sheets as at              F-4
 December 31, 1994 and 1995

Consolidated statements of cash flows          F-6
 for each of the years ended December
 31, 1993, 1994 and 1995

Notes to consolidated financial                F-8
 statements

                       Consolidated Financial Statements
                               (Expressed in US$)


                        CHINA CONTAINER HOLDINGS LIMITED
                         (Formerly Dial-A-Brand, Inc.)

                        December 31, 1993, 1994 and 1995



                                 ERNST & YOUNG

                        CHINA CONTAINER HOLDINGS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                           Pages
                                                           -----

Report of independent auditors...........................    F-1

Consolidated statements of income for each of the years
  ended December 31, 1993, 1994 and 1995.................    F-2

Consolidated statements of changes in shareholders'
  equity for each of the years ended December 31,
  1993, 1994 and 1995....................................    F-3

Consolidated balance sheets as at December 31, 1994
  and 1995...............................................    F-4

Consolidated statements of cash flows for each of
  the years ended December 31, 1993, 1994 and 1995.......    F-6

Notes to consolidated financial statements...............    F-8

                           [ERNST & YOUNG LETTERHEAD]



REPORT OF INDEPENDENT AUDITORS

The Shareholders
China Container Holdings Limited
(Formerly Dial-A-Brand, Inc.)


We have audited the accompanying consolidated balance sheets of China Container Holdings Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 1994 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years ended December 31, 1993, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years ended December 31, 1993, 1994 and 1995, in conformity with accounting principles generally accepted in the United States of America.



Hong Kong
6 February 1996

                        CHINA CONTAINER HOLDINGS LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 and 1995

                 (Amounts in thousands, except for share data)

                                                                   Year ended December 31
                                                            -----------------------------------
                                        Notes                 1993           1994        1995
                                                              US$            US$         US$
NET SALES                                                        60,960      79,771      89,265
COST OF SALES                                                  ( 46,320)   ( 68,645)   ( 75,243)
SELLING AND ADMINISTRATIVE EXPENSES                            (  2,803)   (  3,789)   (  4,238)
                                                               --------    --------    --------
                                                                 11,837       7,337       9,784
FINANCIAL EXPENSES, NET                    4                   (  5,962)   (  1,213)   (  2,082)
OTHER INCOME/(EXPENSES), NET               5                  (      30)        640    (    212)
REORGANIZATION EXPENSES                    6                          -           -    (  1,382)
                                                               --------    --------    --------
INCOME BEFORE INCOME TAXES                                        5,845       6,764       6,108
INCOME TAXES                               7                  (     657)   (    742)   (    992)
                                                               --------    --------    --------
                                                                  5,188       6,022       5,116
SHARE OF NET LOSSES OF ASSOCIATED                             (      25)   (     90)   (  1,308)
   COMPANIES                                                   --------    --------    --------

INCOME BEFORE MINORITY INTERESTS                                  5,163       5,932       3,808
MINORITY INTERESTS                                             (  1,033)   (  1,187)   (  1,038)
                                                               --------    --------    --------
NET INCOME                                                        4,130       4,745       2,770
                                                               ========    ========    ========
NET INCOME PER SHARE                   3(k)                        0.17        0.19        0.11
                                                               ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                 (Amounts in thousands, except for share data)

                                                       Additional                         Currency
                                              Paid-up   paid-in              Retained   translation
                                              Capital   capital    Reserves  earnings   adjustments
                                     Notes      US$       US$        US$        US$         US$

Balance at December 31, 1992                       25       2,301       487     1,794             -

Net income                                          -           -         -     4,130             -
Transfer to reserves                   23           -           -       324   (   324)            -
Capitalization of TYC's retained       15           -       1,581         -   ( 1,581)            -
   earnings as capital
Currency translation adjustments                    -           -         -         -       (   523)
Dividends (US$0.08 per share)        3(l)           -           -         -   ( 1,993)            -
                                              -------       -----     -----   -------         -----

Balance at December 31, 1993                       25       3,882       811     2,026       (   523)

Net income                                          -           -         -     4,745             -
Transfer to reserves                   23           -           -     2,157   ( 2,157)            -
Currency translation adjustments                    -           -         -         -           276
Dividends (US$0.13 per share)        3(l)           -           -         -   ( 3,292)            -
                                              -------       -----     -----   -------         -----

Balance at December 31, 1994                       25       3,882     2,968     1,322       (   247)

Net income                                          -           -         -     2,770             -
Transfer to reserves                   23           -           -     2,911   ( 2,911)            -
Currency translation adjustments                    -           -         -         -           137
Reorganization expenses                 6           -         801         -         -             -
                                              -------       -----     -----   -------         -----

Balance at December 31, 1995                       25       4,683     5,879     1,181       (   110)
                                              =======       =====     =====   =======         =====

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

                          CONSOLIDATED BALANCE SHEETS

                            AS AT DECEMBER 31, 1995

                 (Amounts in thousands, except for share data)

                                                    December 31
                                                ------------------
                                        Notes     1994       1995
                                                   US$       US$

ASSETS

CURRENT ASSETS
Cash and cash equivalents                            1,578   7,431
Accounts receivable                                  1,424   7,642
Deposits and other receivables                       2,063   9,996
Inventories                                 8       20,934  21,605
Deferred income taxes                                   84      84
Amount due from associated companies        9          299   1,234
Amount due from related companies           9        3,126   3,757
                                                    ------  ------

TOTAL CURRENT ASSETS                                29,508  51,749

INTANGIBLE ASSETS                          10          551     499

FIXED ASSETS                               11        6,374   6,335

CONSTRUCTION IN PROGRESS                   12            -   5,325

INTERESTS IN ASSOCIATED COMPANIES          13        5,887   5,826

AMOUNTS DUE FROM RELATED COMPANIES          9        1,263     670

OTHER                                                  305     901
                                                    ------  ------

TOTAL ASSETS                                        43,888  71,305
                                                    ======  ======

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

                          CONSOLIDATED BALANCE SHEETS

                            AS AT DECEMBER 31, 1995

                 (Amounts in thousands, except for share data)

                                                        December 31
                                                  ------------------------
                                          Notes      1994        1995
                                                     US$          US$

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans and overdrafts                    14       25,147     48,175
Accounts payable                                       1,855      3,705
Accrued liabilities and other payables                 2,681      1,803
Income taxes payable                                     624        274
Amount due to an associated company           9          129          -
Amount due to a related company               9            -      2,630
Dividends payable                                      2,692          -
                                                      ------     ------

TOTAL CURRENT LIABILITIES                             33,128     56,587

MINORITY INTERESTS                                     2,810      3,060
                                                      ------     ------
                                                      35,938     59,647
                                                      ------     ------
COMMITMENTS AND CONTINGENCIES                17

SHAREHOLDERS' EQUITY
Share capital - shares of 100,000,000
 common stock of
   US$0.001 each and 5,000,000
    preferred stock of                       15           25         25
   US$0.01 each authorized; shares
    25,000,273
   common stock of US$0.001 each
    outstanding
Additional paid-in capital                   15        3,882      4,683
Reserves                                     23        2,968      5,879
Retained earnings                            23        1,322      1,181
Currency translation adjustments                    (    247)    (  110)
                                                      ------     ------
                                                       7,950     11,658
                                                      ------     ------
TOTAL LIABILITIES AND SHAREHOLDERS'                   43,888     71,305
 EQUITY                                               ======     ======

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                 (Amounts in thousands, except per share data)

                                                            Year ended December 31
                                                         ----------------------------
                                                           1993      1994      1995
                                                            US$      US$       US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 4,130     4,745     2,770
Adjustments to reconcile net income to
 net cash
   provided by/(used in) operating
    activities:
      Minority interests                                   1,033     1,187     1,038
      Reorganization expenses                                  -         -       801
      Amortization                                            71        71        61
      Depreciation                                           569       714       805
      Loss on disposal of fixed assets                         8         5         7
      Share of net losses of associated                       25        90     1,308
       companies
      Deferred income taxes                                  105   (   312)        -
      Foreign exchange losses/(gain)                       3,358   (   594)  (   486)
Decrease/(increase) in assets:
   Accounts receivable                                   (   325)  (   657)  ( 6,172)
   Deposits and other receivables                             20       645   ( 7,872)
   Inventories                                           (10,046)    3,280   (   343)
   Amounts due from associated companies                       -   (   294)  (   926)
   Amounts due from related companies                    ( 2,644)  (   767)       29
Increase/(decrease) in liabilities:
   Accounts payable                                        2,237   ( 1,530)     1814
   Accrued liabilities and other                           1,004       132   (   917)
    payables
   Income taxes payable                                      322       287   (   358)
   Amount due to an associated company                         -       126   (   130)
   Amount due to a related company                             -         -     2,620
                                                         -------   -------   -------
Net cash provided by/(used in)                           (   133)    7,128   ( 5,951)
 operating activities                                    -------   -------   -------

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                 (Amounts in thousands, except for share data)

                                                           Year ended December 31
                                                       --------------------------------
                                                          1993       1994       1995
                                                           US$        US$        US$
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of fixed assets                               (    624)  (    803)  (    711)
Increase in construction in progress                           -          -   (  5,306)
Increase in investments in associated                   (  1,020)  (  4,900)  (  1,161)
 companies
Proceeds from the sale of fixed assets                         8          -         37
Increase in other                                       (    268)  (     37)  (    589)
Advances to a related company                           (    898)       122          -
                                                        --------   --------   --------

Net cash used in investing activities                   (  2,802)  (  5,618)  (  7,730)

CASH FLOWS PROVIDED BY/(USED IN)
   FINANCING ACTIVITIES
Dividends paid                                          (  2,444)  (  2,474)  (  2,692)
Dividends paid to minority interests                    (    611)  (    618)  (    673)
Repayments of bank loans and overdrafts                 ( 39,288)  ( 31,250)  ( 14,045)
Proceeds from bank loans and overdrafts                   48,001     32,382     36,599
Exchange differences on bank loans                      (  3,044)       594        486
 denominated in                                         --------   --------   --------
   foreign currencies
Net cash provided by/(used in)                             2,614   (  1,366)    19,675
 financing activities                                   --------   --------   --------

Exchange differences on cash and cash                   (    573)        75   (    141)
 equivalents                                            --------   --------   --------

NET INCREASE/(DECREASE) IN CASH AND                     (    894)       219      5,853
   CASH EQUIVALENTS

Cash and cash equivalents, at beginning                    2,253      1,359      1,578
 of year                                                --------   --------   --------

Cash and cash equivalents, at end of                       1,359      1,578      7,431
 year                                                   ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                        CHINA CONTAINER HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (Amounts in thousands, except for share data)


1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

     China Container Holdings Limited ("China Container") was formerly known as Dial-A-Brand, Inc. ("DAB") which was incorporated in the State of Nevada, the United States of America.

     China Container Holdings Limited ("CCHL(BVI)") was incorporated in the British Virgin Islands on November 16, 1994 and became a wholly-owned subsidiary of China Container on May 10, 1995.

     Yangzhou Tongyun Container Company Limited ("TYC") was established as a Sino-foreign joint venture company in the People's Republic of China (the "PRC") on March 27, 1989 with a tenure of 15 years. The tenure can be extended by agreement with the joint venture partners after obtaining the necessary approval from the relevant government agencies. TYC's principal activity is the manufacturing of international standard commercial freight containers in the PRC.

     Pursuant to certain restructuring agreements (the "Reorganization"), each of the 5 of the 8 original shareholders, holding an 80% interest in TYC in the aggregate (the "Foreign TYC Shareholders"), transferred their interests in TYC into their respective newly incorporated subsidiaries (the "New Companies") and transferred into Sinocity Group Limited, a newly incorporated company ("Sinocity") their respective holdings in the New Companies in exchange for a pro rata share of the shares of Sinocity. Sinocity then transferred its interests in the New Companies to the newly formed CCHL(BVI) in exchange for 95% of the shares of CCHL(BVI). The remaining 5% interest in CCHL(BVI) was issued to a wholly-owned subsidiary of Broadsino Investment Company Limited ("Broadsino") in return for services provided by Broadsino in connection with the Reorganization. Subsequent to the balance sheet date, management decided to have the New Companies liquidated and their interests in TYC be distributed to CCHL(BVI) (the "Proposed Liquidation"). The process of the Proposed Liquidation is yet to be completed at the date of preparing these financial statements.

     As a result of the Reorganization and pending the completion of the Proposed Liquidation, CCHL(BVI) directly holds 80% of the paid-up capital of TYC.

     Prior to the Reverse Acquisition (defined hereinafter), DAB had 4,474,658 shares of common stock, par value US$0.001 per share, issued and outstanding. In connection with the Reverse Acquisition and immediately prior thereto, the following transactions occurred:

     (i) retirement of 797,500 shares of common stock previously held by DAB as treasury stock;

     (ii) DAB sold the then existing business of DAB including all of its assets and liabilities as at May 10, 1995, to Dial-A-Brand, Inc, a newly formed Delaware corporation ("DAB-Delaware"), in exchange for all of the issued and outstanding shares of common stock of DAB-Delaware;

     (iii) the former majority shareholder of DAB agreed to acquire from DAB all of the issued and outstanding common stock of DAB-Delaware in exchange for 1,784,400 shares of DAB's common stock and an indemnity from such shareholder with respect to any contingent liabilities relating to the former business of DAB. The 1,784,400 shares of common stock received were then cancelled by DAB;

     (iv) a reverse stock split of 7 to 1 of DAB's then existing issued and outstanding common stock into 270,667 shares of DAB's common stock of US$0.001 each, which, because of the practice of rounding up for each existing stock certificate, resulting in 273 additional shares; and

     (v) the issuance of 979,606 shares of DAB's common stock, par value US$0.001 per share, to certain parties in return for services provided in relation to the Reverse Acquisition.

     As of May 10, 1995, pursuant to a stock purchase agreement (as amended by a supplementary agreement, the "Agreement") among Sinocity, Broadsino, CCHL(BVI) and DAB, DAB acquired the entire issued and outstanding share capital of CCHL(BVI). In exchange, DAB issued 21,875,000 shares of its common stock to the former shareholders of CCHL(BVI) (and their designee) on a pro rata basis, and 1,875,000 shares of its common stock to Gordon Capital Limited for services rendered in connection with the Reverse Acquisition, representing a 87.5% and 7.5% holding, respectively, in China Container's shares of common stock outstanding after the Reverse Acquisition.

     On May 10, 1995, DAB changed its name to China Container Holdings Limited.

     The above transactions have been treated as a recapitalization of CCHL(BVI) with CCHL(BVI) as the acquirer (the "Reverse Acquisition"). Accordingly, the historical financial statements of China Container for the period prior to May 10, 1995 are those of CCHL(BVI) or TYC (prior to the Reorganization) except for paid-in capital which represent that of DAB immediately after the Reverse Acquisition.

     Subsequent to the Reverse Acquisition, China Container's principal activity is the management of the business of its indirectly held operating subsidiaries.

     In the opinion of the directors of China Container, the above Reorganization and Reverse Acquisition constitute a reorganization under common control and subsequent to which, the ultimate control of TYC remains substantially the same as before the Reorganization and the Reverse Acquisition.

     Yangzhou Tongsheng Container Company Limited ("Yangzhou Tongsheng") was established by the New Companies (collectively 80%) and by the existing PRC holders of TYC (20%) as a Sino-foreign joint venture company in the PRC on December 21, 1995 with a tenure of 15 years with a total registered capital US$4,800. The tenure can be extended by agreement with the joint venture partners after obtaining the necessary approval from the relevant government agencies. Yangzhou Tongsheng's principal activity is the manufacturing of international standard commercial freight containers in the PRC. As at January 31, 1996, the New Companies injected capital of US$4,800 into Yangzhou Tongsheng in the same proportion, and in exchange for the same shareholdings, as in TYC.

     Yingkou Tongyun Container Company Limited ("Yingkou") was established as a Sino-foreign joint venture company in the PRC on June 29, 1995 with a tenure of 50 years with a total registered capital of US$10,000. Yingkou's principal activity is the manufacturing of international standard commercial freight containers in the PRC. CCHL(BVI) holds a 80% interest in Yingkou. The remaining 20% interest of Yingkou is held by China Everbest Motors Company Limited (10%) and Wide Shine Development Limited (10%). No capital is yet paid by the shareholders.


2.   BASIS OF PRESENTATION

     The consolidated financial statements of the Group have been prepared based on TYC's historical financial statements for the years ended December 31, 1993 and 1994 and to give effect to the Reorganization and the Reverse Acquisition as set out in note 1 to these consolidated financial statements as if they have been completed prior to January 1, 1993.

     The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of TYC which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to Sino-foreign joint venture companies in the PRC.

     The principal adjustment made to conform the statutory financial statements of TYC to US GAAP is the reclassification of the staff bonus and welfare reserve appropriation from reserves to a charge to income, the timing of recognizing sales revenue, the restatement of monetary assets and liabilities denominated in foreign currencies to reflect the exchange rate quoted by foreign exchange adjustment centers (the "Swap Center

     Rate") at December 31, 1993 (see note 18) and the restatement of foreign currency transactions to reflect the Swap Center Rates prevailing at the date of transactions for the period prior to December 31, 1993.


3.   PRINCIPAL ACCOUNTING POLICIES

     (a)     Cash and cash equivalents
             -------------------------
             The Group considers cash and cash equivalents to include cash on hand and deposits with banks with an original maturity of three months or less.

     (b)     Inventories
             -----------
             Inventories are stated at the lower of cost and market value. Cost is determined on the weighted-average basis and in the case of finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads.

     (c)     Fixed assets and depreciation
             -----------------------------
             Fixed assets are stated at cost less accumulated depreciation.

             Depreciation of fixed assets is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

             Buildings                          7%
             Plant, machinery and equipment    10%
             Motor vehicles                    20%
             Office equipment                  20%

             No depreciation is provided on construction in progress until the asset is completed and put into productive use.

     (d)     Construction in progress
             ------------------------

             Construction in progress represents plant and machinery and other fixed assets under construction or installation and is stated at cost. Cost comprises direct costs of construction and installation as well as interest charges on related borrowed funds. Capitalization of interest charges ceases when an asset is ready for its intended use. Construction in progress is transferred to fixed assets upon commissioning when it is capable of producing saleable output on a commercial basis.

     (e)     Intangible assets
             -----------------
             Intangible assets mainly represent land use rights which are amortized on the straight-line basis over the remaining tenure of the joint venture.

     (f)     Associated companies
             --------------------
             An associated company is a company, not being a subsidiary, in which the Group exerts significant influence.

             The Group's share of the associated companies' post-acquisition results is included in the consolidated statements of income under the equity method of accounting. The Group's investments in associated companies are stated at cost plus the Group's share of the associated companies' post-acquisition results and capital transactions.

     (g)     Revenue recognition
             -------------------
             Sales represent the invoiced value of goods sold, net of returns. Revenue is recognized upon delivery to customers or in the case of bill and hold transactions, revenue is recognized when risks and legal title of the goods are passed to customers according to the contract terms.

     (h)     Foreign currency translation
             ----------------------------
             The Group's financial records are maintained in Renminbi ("RMB"), the national currency of the PRC, which is the functional currency of the Group.

             Foreign currency transactions are translated into RMB using the applicable rates of exchange quoted by the Bank of China (the "Exchange Rates"). Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the applicable Exchange Rates at the respective balance sheet dates. The resulting exchange gains or losses are credited or charged to the Group's consolidated statements of income.

             The market risks associated with changes in exchange rates and the restrictions over the convertibility of RMB into foreign currencies are discussed in note 18 to the consolidated financial statements.

             These financial statements have been translated into U.S. dollars in accordance with FASB Statement No. 52, Foreign Currency Translation. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity.


     (i)     Income taxes
             ------------
             A deferred tax liability is recognized for all significant taxable temporary differences and a deferred tax asset is recognized for all significant deductible temporary differences carryforwards. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     (j)     Retirement benefits
             -------------------
             Retirement benefits are charged to the statements of income based on the contributions to an insurance company (see note 19).

     (k)     Net income per share
             --------------------
             The calculation of net income per share is based on an aggregate of 25,000,273 shares of common stocks outstanding as if the Reverse Acquisition had been completed as at January 1, 1993 (note 15).

     (l)     Dividends per share
             -------------------
             Dividends are the amount paid/payable to the then shareholders of TYC prior to the Reorganization.

             Dividends per share is based on an aggregate of 25,000,273 shares of common stock outstanding, as if the Reverse Acquisition had been completed at January 1, 1993 (note 15).


     (m)     Use of estimates
             ----------------
             The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


4.   FINANCIAL EXPENSES, NET

     Financial expenses, net represent:

                                                           Year ended December 31
                                                          -------------------------
                                                          1993       1994      1995
                                                           US$       US$       US$

Bank loan interest                                       (   970)  ( 1,863)  ( 3,173)
Less: Bank loan interest capitalized in                        -         -       258
construction in progress                                 -------   -------   -------

                                                         (   970)  ( 1,863)  ( 2,915)

Interest income                                               87       238       375
Foreign exchange gains/(losses), net                     ( 5,079)      412       458
                                                         -------   -------   -------

                                                         ( 5,962)  ( 1,213)  ( 2,082)
                                                         =======   =======   =======

5.   OTHER INCOME/(EXPENSES), NET

     Other income/(expenses), net represent:

                                                           Year ended December 31
                                                       -----------------------------
                                                          1993     1994     1995
                                                          US$      US$      US$
Professional fee received in respect of
 technical                                                     -    589       -
   assistance provided to an associated
    company
Other                                                     (   30)    51  (  212)
                                                            ----   ----   -----

                                                          (   30)   640  (  212)
                                                            ====   ====   =====

6.   REORGANIZATION EXPENSES

     Concurrent with the Reorganization and the Reverse Acquisition set out in
     note 1 to the financial statements, reorganization expenses were incurred which reduced net income by US$1,382. The reorganization expenses included
     (i) US$581 of related audit and consultancy fees incurred, and (ii) US$801 which represented the fair value of (a) the 5% of the issued and outstanding shares of CCHL-BVI received by a wholly-owned subsidiary of Broadsino in connection with the Reorganization, and (b) the 12.5% of the issued and outstanding shares of the common stock of China Container held by the shareholders of DAB prior to the Reverse Acquisition and by certain other parties who received restricted shares of common stock in exchange for services rendered in connection with the Reverse Acquisition. The amount of the expenses in (a) and (b) above were determined based on the fair value of CCHL-BVI's net assets as determined by an appraisal performed by an independent PRC appraiser, adjusted for factors affecting the transferability of the shares.



7.   INCOME TAXES

Income taxes represent:

                                           Year ended December 31
                                         --------------------------
                                             1993    1994   1995
                                              US$     US$    US$

Current                                       552   1,054    992
Deferred                                      105  (  312)     -
                                             ----   -----   ----

                                              657     742    992
                                             ====   =====   ====

     It is management's intention to reinvest all the income attributable to China Container earned by its operations outside the United States as at December 31, 1995. Accordingly, no United States corporate income taxes have been provided in these financial statements.

     Under the current British Virgin Islands' law, dividends that the Group will distribute in future, and capital gains arising from the Group's investments are not subject to income taxes in the British Virgin Islands.

     TYC is a Sino-foreign equity joint venture company governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and various local income tax laws (the "Income Tax Laws").

     In the Yangzhou District, where TYC is located, the basic rate of income tax applicable to TYC exclusive of the local income tax is 24%. TYC's local income tax liability of 3% is exempted by the local tax authorities. Pursuant to the Income Tax Laws, TYC was further exempted from income taxes for a period of two years commencing from the first profitable year (1990) and was entitled to a 50% tax exemption for the following three years. Thereafter, pursuant to tax concessions under the Income Tax Laws granted to companies engaged in export sales activities, TYC is further entitled to a 50% tax exemption for each of the years in which its export sales exceed 70% of its total sales.

     Giving effect to the above tax concessions, the actual tax rate for the three years ended December 31, 1993, 1994 and 1995 was 12%, as TYC was in its third year of the three-year 50% tax exemption period in 1995.

     TYC's associated companies are Sino-foreign equity joint venture companies and enjoy similar tax exemptions as TYC. No provision for PRC income taxes has been made for the associated companies as they incurred a loss or were in their tax holiday period during the relevant years.

     The tax benefit to TYC as a result of the tax holiday for the year ended December 31, 1993, 1994 and 1995 amounted to US$701, US$812 and US$733 (China Container: US$561, US$650 and US$586), respectively. The effective tax benefit per share for China Container for each of the years ended December 31, 1993, 1994 and 1995 amounted to US$0.02, US$0.03 and US$0.02, respectively.

     A reconciliation of the effective income tax rates (excluding the reorganization expenses) with the statutory income tax rate in the PRC is as follows:

                                        Year ended December 31
                                      --------------------------
                                        1993     1994     1995

     Statutory tax rate                 24.0%    24.0%    24.0%
     Tax holiday                       (12.0%)  (12.0%)  (12.0%)
     Other items                       ( 0.8%)  ( 1.0%)    1.0%
                                       -----    -----    -----

                                        11.2%    11.0%    13.0%
                                       =====    =====    =====

     Deferred income tax relates primarily to temporary differences on revaluation of foreign currency denominated monetary assets and liabilities, and the timing of recording income receivable and the accrual of expenses, in each case between TYC's PRC financial statements for tax purpose and its US GAAP financial statements.

     Undistributed earnings of China Container's foreign subsidiaries amounted to US$2,563 at December 31, 1995. Because those earnings are considered to be indefinitely invested, no provision for United States corporate income taxes on those earnings has been provided. Upon distribution of those earnings in the form of dividends or otherwise, China Container would be subject to United States corporate income taxes. Amounts of unrecognized deferred United States corporate income taxes in respect of those undistributed earnings as at December 31, 1995 were US$871.


8.   INVENTORIES

     Inventories comprise:

                                    Year ended December 31
                                    ----------------------
                                           1994    1995
                                            US$     US$

     Raw materials                       11,735  16,828
     Finished goods                       9,199   4,777
                                         ------  ------

                                         20,934  21,605
                                         ======  ======

9.   RELATED PARTY BALANCES AND TRANSACTIONS

     (i) The amounts due from related companies, Jiangsu Tongyun Group Company (formerly known as Jiangyang Automobile Company, "TYG"), Ocean Asia International Limited ("Ocean Asia"), Jiangsu Tongyun Trading Company ("Jiangsu Tongyun") and Wide Shine Development Limited ("WSD") comprise:

                                                      Year ended December 31
                                                    --------------------------
                                                           1994    1995
                                                            US$     US$

          Loan receivable from Ocean Asia                    898   2,566
          Trade receivable/(payable) to Ocean Asia       (    98)    157
                                                           -----   -----

                                                             800   2,723

          Loan receivable from Jiangsu Tongyun                 -     429
          Trade receivable from WSD                        2,085   1,275
          Loan receivable from TYG                         1,504       -
                                                           -----   -----

                                                           4,389   4,427
                                                           =====   =====

          Due within one year                              3,126   3,757
          Due after more than one year                     1,263     670
                                                           -----   -----

                                                           4,389   4,427
                                                           =====   =====

          TYG is a direct 5% owner of TYC and a 50% shareholder of Sinocity, the majority shareholder of China Container. Jiangsu Tongyun is a wholly-owned subsidiary of TYG. Ocean Asia is a wholly beneficially owned subsidiary of TYG in which Mr. Cheung Sau Yung, a director of China Container, is Chairman of the Board of Directors. In addition, Mr. Cheung holds 95% of the shares of Ocean Asia in his name for the benefit of TYG pursuant to a declaration of trust. WSD is a 12.5% shareholder of Sinocity.

          The loan receivable from Ocean Asia is unsecured and bears interest at market rates (weighted average of 7.1% and 8.49% as at December 31, 1994 and 1995). Interest income on the above loan receivable from Ocean Asia amounted to US$40, US$74 and US$271 for the years ended December 31, 1993, 1994 and 1995, respectively.

          Apart from an amount of US$992 (1994: US$1,396) receivable from WSD which is unsecured and bears interest at 4.75% per annum, the trade receivable from Ocean Asia and WSD and the loans receivable from Jiangsu Tongyun and TYG are unsecured and interest-free. Interest income received from WSD amounted to US$34, US$79 and US$82 for the years ended December 31, 1993, 1994 and 1995, respectively.


  (ii) The amount due from a related company, TYG, at December 31, 1994 (1995: Nil) was unsecured and interest-free.

  (iii) The amounts due from/to associated companies are unsecured and bear interest at market rates (weighted average of 7.1% and 8.49% as at December 31, 1994 and 1995 per annum, respectively) and are repayable on demand.

  (iv) TYC sold containers to WSD, which is subject to normal trade credit terms. Sales of containers to WSD amounted to US$2,629, US$1,439 and US$959 for each of the years ended December 31, 1993, 1994 and 1995, respectively.

  (v) Pursuant to a sales and purchase agreement dated April 30, 1995, TYC purchased for a period of 15 years up to 2010 from Yangzhou Tonghua Semi-Trailer Co Ltd ("Tonghua") a right to use a site, a factory building and plant and machinery at an aggregate consideration of US$2,816. Tonghua is owned/controlled by TYG.

  (vi) Pursuant to a sales and purchase agreement dated November 25, 1995, TYC purchased a right to use a site and plant and machinery from TYG for a period of 10 years up to 2005 at a consideration of US$3,005. As at December 31, 1995, US$1,203 has been paid as a deposit for the purchase with the remainder being paid in January, 1996.

  (vii) Pursuant to an agreement dated November 10, 1995, Ocean Asia sold its 25% interest in the capital of Yangzhou Universal Commercial Building Shareholdings Co Ltd to TYC at a consideration of US$900.

  (viii) Other transactions with related companies are summarized as follows:

                                                         Year ended December 31
                                                          ---------------------
                                                            1993  1994   1995
                                                            US$    US$   US$

          Purchases of raw materials from Yanzhou            167    412   667
           Tongda
          Purchases of raw materials from Ocean                -  4,700     -
           Asia
          Sales commissions paid to Ocean Asia                 -    288     -
          Sales commissions paid to WSD                      187    281     -
          Service charge paid to TYG for the
           provision of staff messing services              ====  =====  ====
                                                             133    191     -
                                                            ====  =====  ====

10.  INTANGIBLE ASSETS

     Intangible assets mainly comprise TYC's land use rights in the amount of US$406 and US$376 as at December 31, 1994 and 1995, respectively, which were obtained during 1989 to 1992 and are in respect of its factory premises situated in Yangzhou, Jiangsu Province. TYC is required to pay a premium upon obtaining official certificates for the above land use rights. Further details are set out in note 17(i) to the audited consolidated financial statements.

11.  FIXED ASSETS

     Fixed assets comprise:

                                                 Year ended December 31
                                                 ----------------------
                                                       1994   1995
                                                        US$    US$
     Cost:
      Buildings                                       1,811  1,839
      Plant, machinery and equipment                  5,501  6,194
      Motor vehicles                                  1,050  1,140
      Office equipment                                  235    198
                                                      -----  -----
                                                      8,597  9,371
                                                      -----  -----

     Accumulated depreciation:
      Buildings                                         376    538
      Plant, machinery and equipment                  1,487  1,942
      Motor vehicles                                    272    456
      Office equipment                                   88    100
                                                      -----  -----
                                                      2,223  3,036
                                                      -----  -----

     Net book value                                   6,374  6,335
                                                      =====  =====

12.  CONSTRUCTION IN PROGRESS

                                                 Year ended December 31
                                                 ----------------------
                                                       1994   1995
                                                        US$    US$

Rights to use sites                                       -  3,544
Plant and machinery                                       -  1,375
Interest capitalization                                   -    259
Others                                                    -    147
                                                      -----  -----

                                                          -  5,325
                                                      =====  =====

     Rights to use sites represent deposits paid for two land use rights purchased from Tonghua and TYG, and are in respect of its factory premises situated in Yangzhou, Jiangsu Province. Further details are set out in note 17(ii) to the audited consolidated financial statements.

13.  INTERESTS IN ASSOCIATED COMPANIES

     Interests in associated companies comprise:

                                                       Year ended December 31
                                                     --------------------------
                                                            1994      1995
                                                             US$       US$

     Unlisted shares, at cost                              6,002     7,249
     Share of post-acquisition profits less              (   115)  ( 1,423)
     losses, net                                           -----   -------

                                                           5,887     5,826
                                                           =====   =======

     Particulars of the associated companies, all of which are registered in the People's Republic of China, are summarized as follows:

                                                                       Equity holding
                                                                           held by
                                                                             the                  Tenure
     Name of Company                         Registered capital            Company                years  Commencement date

                                                                      1994         1995
     Yangzhou Tongda Forging Co. Ltd.        US$1,050                20%          35.57%            15  March 11, 1993
        ("Yangzhou Tongda")

     Yangzhou Tongyang Machinery Co. Ltd.    US$2,000                44%             44%            15  April 8, 1993

      Yangzhou Tonglee Reefer                US$8,000                50%             50%            20  December 8, 1993
        Containers Co. Ltd.

     Beihai Tonghai Containers Co. Ltd.      US$4,500                20%             25%            15  February 19, 1994

     Yangzhou Universal Commercial           RMB30,000                -              25%  #             May 29, 1993
        Building Shareholdings Co Ltd
        ("Yangzhou Universal")

     #  Yangzhou Universal is a company limited by shares with indefinite tenure.

     Other than Yangzhou Universal, the tenure of each of the other associated companies can be extended by agreement with the joint venture partners after obtaining the necessary approval from the relevant government agencies.

     On December 1, 1994, TYC entered into an agreement (the "Sale Agreement") with Metchem Company Limited ("Metchem") providing for the sale of its 44% interest in Yangzhou Tongyang Machinery Co. Ltd ("Yangzhou Tongyang") to Metchem for a cash consideration of US$880. Mr. Cheung Sau Yung, a director of China Container and TYC, is also a director of Metchem. On January 27, 1995, the Sale Agreement was duly approved by the PRC government authorities. However, due to the change in the investment plans of Metchem, Metchem decided to delay its investment in Yangzhou Tongyang and the sale of TYC's interest in Yangzhou Tongyang has, therefore, not yet been completed. Management is still in the process of negotiating with Metchem regarding the consummation of the sale.

     Subsequent to the balance sheet date, TYC increased its shareholding in Yangzhou Tonglee Reefer Containers Co. Ltd ("Yangzhou Tonglee") from 50% to 51% for a consideration of US$80.

     Yangzhou Tonglee's financial information is summarized as follows:

                                                      Year ended December 31
                                                            1994      1995
                                                             US$       US$

     Balance sheet as at December 31:
      Current assets                                       4,516     8,530
      Long term assets                                     5,659    10,496
                                                          ------   -------

      Total assets                                        10,175    19,026
                                                          ======   =======

      Current liabilities                                  2,531    12,311
      Long term liabilities                                    -       481
      Equity                                               7,644     6,234
                                                          ------   -------

      Total liabilities and equity                        10,175    19,026
                                                          ======   =======

     Statement of income for the year ended
      December 31:
         Net sales                                                   1,098
         Cost of sales                                         -  (  2,090)
                                                          ------   -------

         Gross loss                                            -  (    992)
         Selling, general administrative                       -  (  1,136)
          and
            financial expenses
         Other income                                          -         5
                                                          ------   -------

         Net loss for the year                                 -  (  2,123)
                                                          ======   =======

14.  BANK LOANS AND OVERDRAFTS

     The Company's bank loans and overdrafts comprise:


                                            Weighted
                                             average
                                         interest rates      Year ended December 31
                                                             ----------------------
                                                                  1994    1995
                                                                   US$     US$
     Short term bank loans and overdrafts:

     Denominated in US$                    Floating -           25,147  46,990
                                           (note (i))
     Denominated in RMB                    Floating -                -   1,185
                                          (note (ii))           ------  ------


                                                                25,147  48,175
                                                                ======  ======

     Notes:

          (i)  8.375% and 8.49% at December 31, 1994 and 1995, respectively.

          (ii) 13.18% at December 31, 1995.

     A bank has granted to TYC a US$44,000 and a RMB10,000 (US$1,202) short term bank loan and overdraft facility which are renewable in 1996. In this facility, the bank has guaranteed the renewal of short term borrowings for a period of five years expiring in 2000 for an amount not less than US$26,000. TYC has also negotiated as required with the same bank for certain short term overdraft facilities to accommodate its additional financing requirements in excess of the foregoing facilities.

     The bank loans to the extent of US$26,000 (1994: US$25,147) are collateralized by a floating charge over all of TYC's inventories and fixed assets and to the extent of US$19,202 (1994: Nil) are guaranteed by TYG.


15.  SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

     As of May 10, 1995, after giving effect to the Reverse Acquisition set out in note 1 to the consolidated financial statements, there were an aggregate of 25,000,273 shares of China Container's common stock, par value US$0.001 per share, issued and outstanding.

     These consolidated financial statements were prepared as if China Container had been in existence throughout the years. Accordingly, paid-up share capital of 25,000,273 shares of China Container's common stock, par value US$0.001 per share, is reflected in the consolidated balance sheet as at the respective year ends.

     On May 10, 1995, the Board of Directors of China Container approved an Action by Written Consent to amend the Company's Article of Incorporation to authorize 5,000,000 shares of preferred stock, of par value US$0.01 per share. The shares of preferred stock may be issued in one or more series at the discretion of the Board of Directors. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all others series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof.

     Additional paid-in capital represents a transfer of US$1,581 from retained earnings in the year 1993, and the notional difference between the paid-up share capital of China Container over 80% of TYC's paid-in capital and capital reserves, and the nominal value of the Company's shares exchanged under the Reverse Acquisition and Reorganization set out in note 1 to the consolidated financial statements.


16.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                  Year ended December 31
                                                --------------------------
                                                   1993   1994   1995
                                                    US$    US$    US$

     Cash paid during the year for:
        Interest paid                                686  2,305  3,076
        Income tax                                   230    767  1,350
                                                    ====  =====  =====

17.  COMMITMENTS AND CONTINGENCIES

     As at December 31, 1995, the Group had the following capital commitments and contingencies:

     (i) According to the laws of the PRC, title to all land is retained by the PRC. TYC's premises, which were either contributed by its joint-venture parties in exchange for an interest in TYC or purchased by TYC during the period from 1989 to 1995, are situated in Yangzhou, Jiangsu Province. Management is in negotiation with the Provincial Land Administration Bureau of Jiangsu Province (the "Land Bureau") for the issuance of land use rights certificates for the above sites to TYC. Management is of the opinion that upon obtaining a formal land use rights certificate for such sites, a land use rights premium may be levied on TYC. Management is, however, unable to quantify the amount of the premium which may be levied on TYC in the absence of similar statistics in the area.

            It is the Group's policy to capitalize the aforesaid land use rights premiums on the balance sheet of the Group as intangible assets and to amortize them over the terms of the remaining joint venture tenure of TYC.


     (ii) The Group had capital commitments for the acquisition of a right to use a site, plant and machinery of US$4,544.

     (iii) As of December 31, 1995, TYC has given guarantees to the extent of US$8,281 (1994 : Nil) in favor of banks in connection with specific bank loans granted to one of its associated companies, Yangzhou Tonglee Reefer Containers Co. Ltd.


18.  FOREIGN CURRENCY EXCHANGE

     The Renminbi ("RMB") is not freely convertible into foreign currencies.

     Prior to January 1, 1994, all foreign exchange transactions involving RMB were required to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies, or at approved Foreign Exchange Adjustment Centers ("Swap Centers"). The Swap Centers are institutions which belong to the State Administration of Exchange Control and its branches. The exchange rates used for transactions through the Bank of China and other authorized banks ("Official Rates") are set by the State Administration for Exchange Control whereas the exchange rates available at a Swap Center ("Swap Center Rates") were determined largely by supply and demand based on foreign currency and RMB requirements of enterprises operating in or doing business in the PRC. Foreign currency payments were subject to the availability of foreign currency which was provided by export sales or allocated to TYC by the State or was arranged through one of the Swap Centers with government approval.

     On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China (the "Unified Exchange Rate"). The Unified Exchange Rate is quoted at levels similar to those quoted by the Swap Centers. However, the unification of the exchange rates does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

     The Official Rates and Swap Center Rates quoted by the Swap Center in Shanghai as of December 31, 1993 and the Unified Exchange Rate at December 31, 1994 and 1995 were as follows:

                                            Year ended December 31
                                            ----------------------
                                                1993  1994  1995
                                                RMB   RMB   RMB

     RMB equivalent of US$1.00:
        Official Rates                          5.80  N/A   N/A

        Swap Center Rates                       8.70  N/A   N/A

        Unified Exchange Rate                   N/A   8.45  8.32
                                                ====  ====  ====

19.  RETIREMENT PLAN

     As stipulated by the regulations of the PRC government, TYC is required to make an annual contribution equivalent to 23% of the annual base salaries of its PRC employees to an insurance company, which is responsible for providing pension benefits to TYC's PRC employees. All staff are entitled to an annual pension equal to the twelve-month average base salary immediately prior to their retirement date.

     The pension costs charged to the consolidated statements of income amounted to US$258, US$369 and US$564 for each of the years ended December 31, 1993, 1994 and 1995, respectively.


20.  CONCENTRATION OF CREDIT RISKS

     Financial instruments which potentially subject the Group to a concentration of credit risk principally consist of cash deposits and accounts receivable.

     The group places its cash deposits with various PRC state-owned banks.

     Accounts receivable comprise primarily TYC's trade receivables with customers who are mainly reputable international shipping and leasing companies. TYC periodically performs credit analysis and monitors the financial condition of its customers and generally collateral is not required.

     As of December 31, 1995, accounts receivable from customers totalled US$7,641 (1994: US$1,424), and are generally due within 30 days to 45 days. No allowance for doubtful account was considered necessary.

21.  CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

     The Group's operating assets and primary source of income and cash flow are its interests in its subsidiaries in the PRC. The value of the Group's interests in these subsidiaries may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 17 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social conditions. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

     Currently, a large proportion of the group's revenue come from the sales of containers manufactured in the PRC, which is vulnerable to an increase in the level of competition or a change in the supply and demand relationship in the container industry in the PRC and internationally.


22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Group's cash and cash equivalents approximate their fair value because of the short maturity of those instruments.

     The carrying amounts of bank loans and overdrafts approximate their fair value based on the borrowing rates currently available for bank loans and overdrafts with similar terms and average maturity.


23.  DISTRIBUTION OF PROFIT

     Pursuant to the relevant laws and regulations for Sino-foreign joint venture companies, earnings of TYC are determined in accordance with the relevant PRC accounting rules and regulations and are available for distribution to each of their joint venture partners after TYC (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to reserve accounts, in aggregate, at 15% of profit after taxation. These reserve accounts comprise general reserve, enterprise expansion reserve and staff bonus and welfare reserve and the amount of the allocation to the respective reserve accounts is determined at the sole discretion of the board of directors.

     The appropriations to general reserve and enterprise expansion reserve attributable to China Container totalling US$5,879 are reflected as reserves in the consolidated balance sheet as at December 31, 1995. Such amounts are non-distributable except for an amount of US$3,389 included in the 1995 balance, being voluntarily appropriated into the enterprise expansion reserve during 1994 and 1995 which is in addition to the statutorily required appropriation. This amount is distributable upon approval by the board of directors of TYC.

     Staff bonus and welfare benefits are amounts set aside for the provision of bonus and welfare benefits to the employees of TYC. In accordance with US GAAP, the amounts designated for payments of staff bonus and welfare benefits to employees have been charged to income before arriving at net consolidated income and the remaining balance is reflected as current liabilities in the consolidated balance sheet.

     The retained earnings balances in these financial statements reflect China Container's share of TYC's retained earnings, including interests in associated companies, prepared under US GAAP. In addition to the distributable reserve of US$3,389 as at December 31, 1995, the amount of distributable retained earnings under the PRC regulations as at December 31, 1994 and 1995 are US$1,263 and US$1,422, respectively.


24.  SEGMENT FINANCIAL INFORMATION

     The Group is principally engaged in the manufacture and export of international standard commercial freight containers. An analysis of sales by geographic region of the destination of sales and by major customers for the respective years is as follows:


                                                          Year ended December 31
                                                          ----------------------
                                                           1993    1994    1995
                                                           US$     US$     US$

     By geographic region of destination of
      sales:
        United States of America                          42,573  57,597  65,933
        Denmark                                            8,535   7,719   2,339
        United Kingdom                                     2,822   7,310       -
        Hong Kong                                          2,651   1,877  20,178
        Others                                             4,379   5,268     815
                                                          ------  ------  ------

                                                          60,960  79,771  89,265
                                                          ======  ======  ======

     By major customer:
        A P Moller                                         8,535   7,719   2,339
        Interpool Limited                                  5,603  12,255  12,407
        Orient Overseas Container Line Ltd                     -       -  19,684
        P & O                                              2,822   7,310       -
        Textainer Capital Corporation                     17,752  12,832  14,480
        Transamerica Leasing Inc                           9,857  19,805  17,655
        Triton Container International                     9,360  12,704  19,463
         Limited
        Others                                             7,031   7,146   3,237
                                                          ------  ------  ------

                                                          60,960  79,771  89,265
                                                          ======  ======  ======

                        CHINA CONTAINER HOLDINGS LIMITED

                                 EXHIBIT INDEX



Exhibit No.  Description                               Page No.
-----------  -----------                               --------

         2*  Stock Purchase Agreement, dated May 10,
             1995, among Dial-A-Brand, Inc., China
             Container Holdings Limited and all of
             the Shareholders of China Container
             Holdings Limited.

     3(1) *  Articles of Incorporation of
             Registrant, filed August 8, 1985.

     3(2) *  Articles of Amendment to the Articles
             of Incorporation of Registrant, filed
             April 16, 1986 (changed name to
             Dial-A-Brand).

      3(3)*  Articles of Amendment to the Articles
             of Incorporation of Registrant, filed
             May 15, 1995 (changed name to China
             Container Holdings Limited and
             authorized issuance of preferred stock).

      3(4)*  By-Laws of Registrant.

    3(5) +*  Joint Venture Contract of Yangzhou
             Tongyun Container Company Ltd., as
             amended.

    3(6) +*  Articles of Association of Yangzhou
             Tongyun Container Company Ltd., as
             amended.

    3(7) +*  Joint Venture Contract of Yangzhou
             Tongsheng Container Co. Ltd., as
             amended.

    3(8) +*  Articles of Association of Yangzhou
             Tongsheng Container Co. Ltd., as
             amended.

     3(9)+*  Joint Venture Contract of Yangzhou
             Tonglee Reefer Container Company Ltd.

    3(10)+*  Articles of Association of Yangzhou
             Tonglee Reefer Container Company Ltd.

     10(1)*  Sales Agreement, dated March 27,1996,
             between Yangzhou Tongyun Container
             Company Ltd. and Container Trade and
             Service, Ltd

Exhibit No.  Description                               Page No.
-----------  -----------                               --------


    10(2)+*  Employment Agreement, dated January 1,
             1996, between Yangzhou Tongyun
             Container Company Ltd. and Mr. Cheung
             Sau Yung.

    10(3)+*  Service Agreement, dated April 1995,
             between Yangzhou Tongyun Container
             Company Ltd. and Jiangsu Tongyun Group
             Trading Company.

    10(4)+*  Service Agreement, dated June 1996,
             between Yangzhou Tongsheng Container
             Co. Ltd. and Jiangsu Tongyun Group
             Trading Company.

        21*  Subsidiaries of Registrant.

---------------
* Previously filed.
+ English translation of Chinese language document.



                                      ii